                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             AMENDMENT NO. 2 TO FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
              PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                  CATUITY INC.
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                DELAWARE                               38-3518829
  ----------------------------------------         -------------------
     (State or Other Jurisdiction of                  (IRS Employer
     Incorporation or Organization)                Identification No.)

         2711 E. Jefferson Ave.
         Detroit, Michigan, USA                           48207
  ----------------------------------------         -------------------
  (Address of Principal Executive Offices)             (Zip Code)


                                  313-567-4348
--------------------------------------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered pursuant to Section 12(b) of the Act: None.

Securities to be registered pursuant to Section 12(g) of the Act:

           Title Of Each Class               Name of Each Exchange On Which
            To Be Registered                 Each Class Is To Be Registered

 Common Stock, par value $.001 per share         Nasdaq Smallcap Market
 ---------------------------------------     ------------------------------

                                TABLE OF CONTENTS

                                                                                  PAGE
                                                                                  ----
ITEM 1   BUSINESS.............................................................      1

         RISK FACTORS.........................................................     13

ITEM 2.  FINANCIAL INFORMATION................................................     26

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS..................................     28

ITEM 3.  PROPERTIES...........................................................     34

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT...........................................................     35

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.....................................     37

ITEM 6.  EXECUTIVE COMPENSATION...............................................     40

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......................     49

ITEM 8.  LEGAL PROCEEDINGS....................................................     52

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND RELATED STOCKHOLDER MATTERS...............................     53

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES..............................     55

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED..............     59

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS............................     60

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA..........................     61

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING AND FINANCIAL DISCLOSURE..................................     62

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS....................................     63

     Our website is www.catuity.com. The information on our website is not incorporated by reference into this registration statement.

     Unless otherwise indicated, all information in this registration statement gives effect to the one-for-ten reverse stock split of our outstanding capital stock that occurred in November 1999.


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SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     This registration statement contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outline under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statements.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, levels of activity, performance or achievement. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this registration statement to conform such statements to actual results or to changes in our expectations.

SPECIAL NOTE REGARDING FOREIGN CURRENCY AND EXCHANGE RATES

     All dollar figures contained in this registration statement are set forth in United States dollars (US$), except as otherwise indicated. All Australian dollars (A$) translated into US$ have been translated at the following rates per A$, except as otherwise indicated:

                                 Exchange Rate per Australian Dollar
                              ------------------------------------------
                              For Revenues            For Dec. 31 Assets
            Year              and Expenses(1)         and Liabilities(2)
            ----              ---------------         ------------------
            1999                  $0.6455                 $0.6571
            1998                  $0.6290                 $0.6126
            1997                  $0.7430                 $0.6503
            1996                  $0.7830                 $0.7943
            1995                  $0.7402                 $0.7437



        Quarter Ended          For Revenues           For March 31 Assets
          March 31,           and Expenses(1)         and Liabilities(2)
        -------------         ---------------         -------------------
            2000                  $0.6303                 $0.6066
            1999                  $0.6344                 $0.6341

----------

      (1) These exchange rates represent average exchange rates during the year.

      (2) These exchange rates represent December 31 or March 31 exchange rates, as indicated.

When the above rates do not apply, an exchange rate of US$0.65 for each A$ has been applied, unless otherwise indicated.

ITEM 1. BUSINESS

OVERVIEW

     We are a provider of software that allows retailers to establish and administer customer incentive and loyalty programs. Our software is targeted to a broad range of sellers of goods and services -- including retailers with store locations and retailers who sell their products over


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the Internet. Our software is especially useful for retailers who sell both through store locations and over the Internet.

     Our software supports the establishment and administration of a variety of customer incentive and loyalty programs. Using our software, the retailer may reward its customers with valuable benefits, hoping to attract and retain customers and to encourage increased purchases. Due to the flexibility of our software, rewards may be easily established, targeted and changed. In addition, the retailer may select from a wide variety of reward options. Our software directly connects the retailer and its customer so that the customer recognizes the retailer as the provider of the reward.

     Our technology was created and tested in Australia in a company named Chip Application Technologies Limited, or CAT, which is now our wholly owned subsidiary. CAT commenced development of the technology in 1992. Initial trials of a product that incorporated our technology commenced in 1995. CAT was listed on the Australian Stock Exchange from July 1997 through November 1999, the date that it became our subsidiary. We were recently incorporated as Catuity Inc. in Delaware as part of our strategy to launch our product in the US market and through our US based relationship partners. Catuity's shares have been listed on the Australian Stock Exchange since November 1999. Catuity's listing on Nasdaq, under the trading symbol "CTTY," will commence after effectiveness of this registration statement and acceptance of a listing application by Nasdaq. All references to our company in this registration statement refer to Catuity Inc., including our subsidiary, CAT, unless we note otherwise.

INDUSTRY BACKGROUND

     CUSTOMER INCENTIVE AND LOYALTY PROGRAMS

     Customer incentive and loyalty programs traditionally are used by retailers to attract and retain customers and to encourage purchases. Examples of typical customer incentive and loyalty programs are:

     -  paper coupons;

     -  airline frequent flyer programs;

     - supermarket programs that provide discounts and other special offers at the check stand to members of the supermarket's club; and

     - programs of online retailers that reward customers with cash rebates, airline mileage and other benefits.

     Customer incentive and loyalty programs at retail stores frequently are tied to presenting a coupon, holding a membership card or providing a personal identification number or customer registration. In the online world, rewards frequently are tied to an account number or credit card.

     There are few programs that offer multiple reward options or that work both for retail stores and for the Internet environment interactively. Many programs are linked to a particular payment card and few can provide multiple programs, such as a short term incentive program


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and a long term loyalty program, based on a single transaction. Many programs require paper statements and redemption forms, and few provide instant rewards based on particular patterns of transactions. Additionally, many existing programs operate on hardware provided by only one supplier or rewards from only one source.

     According to the AC Nielson Homescan Consumer Panel conducted in December, 1998, approximately 66% of all US households hold a frequent shopper program card. Based on a 1999 study, Banc Boston Robertson Stephens estimates that $8 billion per year was spent using frequent shopper cards.

     According to NCH NuWorld Marketing Ltd, in excess of 160 billion grocery coupons were distributed in the US in 1998 and approximately 3.5 billion were redeemed. Based on a 1999 study, Banc Boston Robertson Stephens estimates that the consumer packaged goods industry spends $20 billion on promotions of which $6.4 billion was spent on coupons and $4 billion on incentives.

     From 1997 to 1998, US merchants selling on the web or planning to do so in the short term increased from 37% to 76%, as reported in a combined study by Ernst and Young and the National Retail Federation.

     THE MARKET OPPORTUNITY

     We believe that many retailers have found it to be difficult and cost inefficient to create and administer customer incentive and loyalty programs where the retailer controls the program and customizes the reward. As a result, we believe that many retailers have:

     - either avoided or introduced very simple, single-reward customer incentive and loyalty programs;

     - developed or had developed for them customized solutions that are expensive to develop and maintain; or

     - participated as one of many companies in customer incentive and loyalty programs created and controlled by the sponsoring company. In these cases, the rewards may not easily be recognized as having been provided by the retailer and the programs do not typically offer the option of using the retailer's own goods and services as rewards.

     We believe that there is a significant opportunity for a flexible and easy to use software tool that permits a retailer to create, target and easily change customer incentive and loyalty programs that are controlled entirely by that retailer; can apply to purchases using any payment system at retail stores, over the Internet or interactively over both; can use the retailer's own goods and services as rewards; can provide instant rewards; and accommodates all payment methods. There is also a significant opportunity in providing retailers the tools to operate customer incentive and loyalty programs cooperatively with other complimentary retailers, allowing the retailer to provide cross selling programs that share customers and expand its customer base.


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OUR SOLUTION

     We provide retailers with the software tools to establish and administer customer loyalty and incentive programs, whether the customer's purchases occur at a retail store location or over the Internet. Our product may be used by a wide variety of businesses, including retail stores, Internet merchants, banks and financial institutions, credit card issuers, sporting and entertainment venues, public transport providers and membership organizations. Our software provides a single solution for the creation and administration of customer incentive and loyalty programs that span retail store and Internet sales for those retailers who operate in both arenas. This single solution also helps the retailer establish programs that encourage loyalty of customers who shop both at retail stores and over the Internet.

     The combination of incentives and loyalty programs incorporated into our solution offers a powerful customer acquisition and customer retention solution for retailers. Incentives are used as short-term, tactical marketing programs to win new customers and loyalty programs are used as long-term, strategic marketing programs to retain customers. These programs and rewards, operating simultaneously, can provide retailers (and others such as payment card issuers and product suppliers) an important marketing tool.

     Customer incentive and loyalty programs created with our software are entirely controlled by the retailer. Our product provides a software solution that is easy to use and is flexible. The retailer can reward its customers in ways that permit the customer to easily recognize the retailer as the provider of the reward. Retailers can either operate the programs themselves or use one of our value added resellers on an out-sourced basis, but still retain control of the programs themselves. In addition, retailers can establish programs with other complementary retailers that create incentives for one retailer's customers to purchase goods from the other retailer. Rewards may be provided in the retailer's own goods and services, or through rewards provided by third parties. The retailer can select from a variety of program and reward options.

     Our solution is not dependent upon one type of customer identification or method of verification. Customers can use existing cards or a membership number with a personal identification number, or PIN, and programs can operate with various payment methods. Customers and retailers can receive on-line reporting and information services via the Internet.

OUR STRATEGY

     Our strategy is to focus on helping the retailer create customer incentive and loyalty programs that the retailer can control, easily customize and use on different platforms. We support the retailer's desire to acquire new customers and to retain existing customers. Our objective is to provide a solution that:

     - provides an easy entry, low cost, powerful marketing solution for the retailer;

     - supports customer incentive and loyalty programs whether the customer purchases at a retail store location or over the Internet; and

     - provides the retailer with timely data collection, analysis and customer information, and provides the customer easily accessible and timely program information and reports.


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     We sell our product indirectly through value added resellers and directly through our own sales team. These two channels allow us to increase our product exposure and market coverage. We believe a number of our competitors are also potential value added resellers for us because our product adds value to their products.

OUR PRODUCT

     Our product is a software tool that provides a retailer the infrastructure to establish and administer customer incentive and loyalty programs. Our product's features include:

     - multiple customized reward options to meet the needs of a wide range of retailers;

     -  the ability to provide programs that offer instant or delayed rewards;

     - the ability of the retailer to provide its own goods and services as rewards or use third party goods and services as rewards;

     - the ability of multiple retailers to determine eligibility for rewards based on purchases from one or multiple retailers;

     -  an easy to operate, complete, off-the-shelf solution;

     -  applicability for sales through retail stores and for purchases online;

     - on-demand data collection, analysis, customer profiling and behavioral reporting;

     -  capacity to change or add incentive and loyalty programs overnight;

     -  support of a broad range of payment methods;

     -  scalability for upgrade to larger systems;

     -  the choice of online or offline processing operations;

     -  a completely paperless operation;

     -  security and monitoring systems; and

     -  support of multi-lingual operations.


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     Our product permits the retailer to offer a broad range of reward eligibility, including rewards that are:

     - triggered by reaching preset spending levels or conducting specified activities based on the value or the frequency of the activities;

     -  based upon short or long term activity;

     - triggered by conducting specified activities at one or a range of retailers;

     -  tiered based upon one or a range of activities or activity levels;

     -  increased based on achieving certain activity levels;

     -  randomly allocated; and

     -  triggered by using a particular payment method or particular membership.

     The types of rewards that the retailer may choose to offer the customer include:

     - fixed or percentage discounts on the immediate transaction or on the next transaction;

     - rewards comprising goods and services provided by the retailer or by a complementary retailer at another retail store or over the Internet; and

     -  multiple rewards such as:

               - simultaneously offering an immediate incentive for the next purchase and a long term loyalty program incentive for repeat purchases;

               - simultaneously offering participation in a local retail store incentive program, a national chain loyalty program and a complementary retailer's Internet program; or

               - simultaneously offering participation in different programs offered by a retailer, a payment card issuer and a product supplier based on the same activity.

     In addition to our target market of customer incentive and loyalty programs, our product also is designed to support other applications. For example, our product already supports ticketing for travel, entertainment and sporting venues; issuing and tracking memberships in an organization; and controlling access to facilities.

SALES AND MARKETING

     We sell our product through value added resellers (VARs) and directly through our own sales force. Because we are at the early stages of commercializing our product, we currently are dependent on a limited number of VARs and sales personnel.


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     Some VARs integrate or bundle our product with their products, such as an
e-commerce product or a payment product. Certain VARs install our product in their facilities and offer retailers services that include the functionality provided by our product. VARs include software providers, integrators and transaction processors. As of March 31, 2000, six VARs were offering our product for sale to customers. By selling through VARs, we seek to obtain wide market coverage of our business customers and obtain access to existing VAR customers. Our VARs include IBM, Data Pro Accounting Software, Schlumberger, Global Transaction Company (a subsidiary of Battelle) and Intellect.

     We also sell our product directly through our own sales force. As of March 31, 2000, we employed four persons in our direct sales efforts. In certain cases, we use the services offered by the VARs to support the sale. We also use our own sales force to support and train the VAR sales teams.

     We are focusing on the US market because of its size, the rapid development of US on-line businesses and the important role US companies play in the development of payment systems. We expect to hire additional sales and marketing staff in the US to increase our US marketing presence.

BUSINESS MODEL

     We sell our product to retailers who provide goods and services to their customers. Our business model is to receive transaction fees paid either by our VARs or by the retailer. This model is designed to create a recurring revenue stream, protected by a minimum annual fee, and offers a low initial cost purchase decision for our customers. In certain markets, we may license commercialization of our product and technology exclusively to a third party. In certain situations, we may offer incentive and loyalty program services, based on our product, to retailers.

     We also expect to earn revenue from program customization and implementation fees paid by our customers. We may also obtain revenue from sources such as transaction interchange and provision of third-party equipment. The revenues for these items are expected to be based on time-and-materials or cost-plus arrangements and are not regarded as significant profit centers.

REVENUE AND ASSETS BY GEOGRAPHIC LOCATION

     Currently, our major operations are based in Australia. In June 1999, we established operation in the U.S. All of our revenues for the three months ended March 31, 2000 and for 1999, 1998 and 1997 relate to our Australian operations. In 1999, revenues included $314,757 (26% of total sales) of export sales to the U.S. In 1998, revenues included export sales of $56,610 (8% of total sales) to New Zealand. No export sales were made in 1997 or the three months ended March 31, 2000.

     For the three months ended March 31, 2000, $342,584 of our operating loss of $1,852,238 was attributable to operations in the U.S. In 1999, $462,044 of our operating loss of $6,169,404 was attributable to the operations in the U.S. The costs relating to the operations in the U.S. represent direct costs of executives and consultants and their related costs and do not include costs incurred by non resident personnel in the U.S. In 1998, $343,726 of our operating loss of $2,207,758 was attributable to operations in Asia. Our Australian operations accounted for 100 percent of our operating loss in 1997.

     All our major assets were held in Australia during 1997, 1998, 1999, and at March 31, 2000.


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RELATIONSHIPS AND CUSTOMERS

     We have established important relationships with IBM, Visa U.S.A. and Visa International. Under a software remarketing agreement, IBM sells our product in the North American market and provides maintenance support. We have installed our product demonstration systems in most of IBM's e-commerce demonstration centers in North America and in the IBM development center in Salt Lake City, Utah. We have completed the demonstration phase of the integration of our product with the IBM net.commerce product. IBM has a strong market presence in e-commerce, multi-lane retail and banking.

     We are a participant in a seven member working group, organized by Visa U.S.A. and Visa International Services Association (Visa International), to define technical specifications to integrate Visa payment systems with loyalty programs. Under a Partner Program Loyalty Services Agreement with Visa International, we are one of several suppliers that may offer Visa International approved loyalty program applications to Visa members.

     We have cooperative relationships with hardware and software suppliers under which we receive technical information and development systems in support of our development efforts to deploy our software on their hardware and software platforms. Such relationships exist with Sun Microsystems, Schlumberger, Verifone, Ingenico, Gemplus, Maosco, De La Rue Cartes et Systemes and Geisecke and Devrient. Smart Dynamics provides technical support in the US for implementation of our product at certain customer sites.

     As of March 31, 2000, we have appointed six value added resellers in the US. In addition, we have completed nine demonstration site installations and have performed two commercial installations in the US in support of two different groups of retailers and a service provider.

TECHNOLOGY AND INFRASTRUCTURE

     Our product is an end to end, software package that allows retailers to operate a range of powerful incentive and loyalty marketing programs in their retail stores and in connection with sales over the Internet. Our product offers a variety of programs and reward options in one product. Features of our product include:

     -  integrated modules providing a complete end to end solution;

     - the ability to apply multiple programs to an individual customer based on a single transaction;

     - the ability to coexist with traditional (e.g., cash/credit/debit/check) and emerging (e.g., electronic purse) payment systems;

     - the ability to operate loyalty and incentive programs across a variety of hardware and software platforms;

     - comprehensive reporting, program analysis and customer profiling capability;

     -  strong system security and multi-lingual support; and


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     -  online (e-commerce) and in-store (POS) integration.

     Our product architecture is based on the following four modules:

     CUSTOMER PROFILE

     The Customer Profile module is a platform-independent data format which stores information about a customer's credits toward achieving rewards and about particular vendor rewards programs. A customer's profile can be stored securely in online or offline systems. Online systems typically use a magnetic stripe card or a customer identification number for access from an online device that permits access to a Web site or through a point of sale terminal. An offline system could include a smart card or other data storage method.

     Each customer is assigned a unique identification number by the system. Customers may enroll and obtain their identification number over the web or at a retail store. They may then link their participation in the incentive or loyalty program to existing credit cards or membership cards. As a result, a credit card or membership card can be linked to many incentive and loyalty programs. The smart card form of the Customer Profile is platform independent, meaning that it has been designed to function on a range of smart card operating systems, including G&D StarCOS, Multos, Mifare and Java Cards.

     PROGRAM ENGINE

     The Program Engine module is a platform-independent software module that implements the eligibility and reward rules for customer incentive and loyalty programs. The Program Engine may be implemented in a point of sale device, an online server for in-store transactions or at an online, e-commerce web server. The Program Engine interprets the program rules sent to it from the Program Manager, reviews the current status of the program on the Customer Profile and applies the program rules accordingly. It also records all customer transactions for transmission to the Program Manager.

     PROGRAM MANAGER

     At the heart of our product lies the Program Manager, an easy-to-use yet powerful information management tool. It allows retailers to create and maintain their customer loyalty and incentive programs. It also supports marketing and financial analysis, and customer transaction history reports to assist retailers in establishing dynamic customer loyalty and incentive programs.

     Customer loyalty and incentive programs are established by the retailer and maintained in the Program Manager. These programs are automatically downloaded to Program Engines at the same time that transaction information is uploaded for processing and analysis. The Program Manager incorporates analytical and reporting tools for analysis of the effectiveness of customer loyalty and incentive programs.

     The Program Manager consists of a central server, database management system and a communications infrastructure. The Program Manager can be installed on any Microsoft


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Windows NT 4.0 (or higher) compatible server. The Program Manager has been developed to use the Sybase Adaptive Server Enterprise (ASE) for Microsoft Windows NT as its database engine and can be configured to use other relational database management systems. A network of modems, telephone lines, annexes, hubs and other components are required to allow terminals and remote client PCs to connect and gain access to the system.

     System security is controlled by the Program Manager. First, the system is protected by means of complex cryptographic techniques (using Triple-DES or 3DES) that seek to prevent unauthorized tampering with the files that are transmitted between the Program Manager and the Program Engines. Second, access to the data stored in smart card or other chip devices (where used) is also secured using cryptographic techniques. User access to the Program Manager also is controlled by the Program Manager.

     INQUIRY SERVER

     The Inquiry Server module is a website which allows retailers and customers to review the available customer loyalty and incentive programs, check their current program status, obtain reports and view their transaction history at their leisure from any web browser. The customer or retailer simply inputs their identification number (and password if applicable) in order to gain access. The Inquiry Server program and transaction database is updated regularly from the Program Manager.

RESEARCH, DEVELOPMENT AND TESTING

     We have developed the technology used in our product in our research and development facility in Sydney, Australia over the last 8 years. We continue to develop the product by adding new product capabilities and applications. Our Australian development team is experienced and provides a relatively low cost development capability. We have tested our product in our facilities and in field tests in western Sydney. Our expenditures for research, development and testing were $1,415,837, $1,309,784 and $1,398,489, respectively, for 1997, 1998 and 1999, and $377,636 for the three months ended March 31, 2000.

     Current development plans include creating further enhancements to our product. We expect to hire additional research and development staff to accommodate that work.

COMPETITION

     Our product faces competition at two levels. First, we compete with companies that provide software for customer incentive and loyalty programs for retail store locations and/or Internet retailers. Second, our resellers who provide services to retailers, compete with providers of incentive and loyalty programs to retailers. We believe that the principal factors upon which we and our resellers compete in the marketplace include:

     -  product functionality;

     -  product compatibility;

     -  price;

     -  service and training;


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
     -  reputation and financial strength; and

     -  ability to provide other products and services.

     Certain suppliers to retail stores of point of purchase terminals and card and host systems offer software that is useful for incentive and loyalty programs. Competitors include Cyperpro, with cash based incentive marketing programs; Smart Card Solutions, with customized smart card incentive programs; Prio, with credit card based cash back programs; and Welcome Real Time, with a range of marketing programs for retail stores. Software providers for e-commerce, such as Yantra Corporation, Talisma Corporation and Symix, are potential competitors.

     Competitors to the services provided by our resellers to retail stores include the operators of the airline frequent flyer programs and marketing and ad agencies operating traditional incentive and loyalty programs. Competitors to the services provided by our resellers to on-line retailers include Netcentives, with frequent flyer points; MyPoints.com, with targeted on-line incentive programs; Webstakes, with sweepstakes; Cybergold, with cash back for credit card transactions; E-centives, with personalized coupons; RewardsPlus with employee benefit programs and companies such as E-piphany, Datasage and Verbind that provide customer profiled targeted marketing programs.

     We expect competition to increase as companies expand their offerings in customer incentive and loyalty programs and provide software for retail stores and the Internet.

     Our ability to compete depends upon many factors, including:

     -  our ability to successfully market our product's features;

     -  the sales and marketing efforts by us and our competitors;

     - the effectiveness of our solution relative to the product offerings of our competitors;

     - our ability to establish the credibility of our product in the marketplace;

     -  our ability to effectively reach and sell to target retailers;

     -  our ability to attract and retain VARs who will sell our product; and

     -  our ability to timely succeed in our product development efforts.

INTELLECTUAL PROPERTY

     We have filed certain patent applications in a number of countries including the United States. These patent applications relate to the use of customer profiles and systems for the operation of multiple reward programs in retail shops and on the Internet in a single solution. We also rely in our business on the protections afforded our intellectual property under copyright, trademark and trade secret laws.


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PRODUCT WARRANTIES

     In our agreements with VARs and customers, we typically will provide certain warranties concerning our product. Those warranties may include such matters as non-infringement of third party rights and our product meeting certain specifications.

OUR HISTORY

     We were incorporated in Delaware in June 1999 as Novatec Inc. and have since changed our name to Catuity Inc. In November 1999, we acquired 100% of the stock of Chip Application Technologies Limited, an Australian public company
(CAT). That transaction was approved by the Supreme Court of New South Wales, Australia and by more than 75% in interest of CAT's shareholders present and voting at a meeting held in November 1999. From July 1997 through November 1999, CAT was listed on the Australian Stock Exchange. Since our acquisition of CAT in November 1999, our shares have been listed on the Australian Stock Exchange.

     CAT was incorporated in New South Wales in 1992. In 1995, it commenced trials of early versions of our product in Western Sydney, Australia, under the brand name Transcard. Since that time the product has been upgraded and tested at that location. CAT, which licenses its technology to Catuity Inc., owns all of the intellectual property rights to our product and employs the research and development team that continues to develop and support the product at our development center in Sydney.

EMPLOYEES

     As of March 31, 2000, we had 37 full time employees and full time consultants, comprised of 4 in sales and marketing in North America, 25 in technology and product development in Australia, 1 in implementation support in North America and 7 in finance and administration in Australia. None of our employees is represented by a collective bargaining agreement. We consider our relations with our employees to be good.

FACILITIES

     We have established our corporate headquarters in Detroit, Michigan. Our technology and product development facilities are in Sydney, Australia. We have no other material foreign operations. See Item 3, Properties, below.

LEGAL PROCEEDINGS

     From time to time we may be involved in litigation concerning claims arising in the ordinary course of our business. We are not presently a party to any material legal proceedings.

RISK FACTORS

     You should carefully consider the risks described below and the other information in this registration statement before making an investment decision.

     If any of the following risks occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

     OUR LIMITED OPERATING HISTORY MAKES EVALUATION OF OUR BUSINESS PROSPECTS DIFFICULT.

     Catuity was formed in June 1999. In November 1999, Catuity acquired all of Chip Application Technologies Limited, which was formed in Australia in November 1992. We have only a limited operating history upon which we can be evaluated. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development of their business, including the risks described below. There can be no assurance that we will be successful in addressing those risks.

     WE HAVE A HISTORY OF LOSSES AND WE ANTICIPATE SIGNIFICANT FUTURE LOSSES.

     We incurred net losses of $3,516,840 for the year ended December 31, 1997, $2,384,148 for the year ended December 31, 1998, $6,210,084 for the year ended December 31, 1999 and $1,817,516 for the three months ended March 31, 2000. As of March 31, 2000, we had an accumulated deficit of $21,424,153. To date, we have not achieved profitability, and we expect to incur significant and increasing net losses for at least the next two years. We intend to continue to invest significantly in sales and marketing, customer support, product development and administrative expenses, and as a result, will need to generate significant revenues to achieve and maintain profitability. There can be no assurance that any of our business strategies will be successful or that significant revenues or profitability will ever be achieved. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on an ongoing basis. See "Selected Consolidated Financial Data."

     FLUCTUATIONS IN OUR QUARTERLY REVENUE AND OPERATING RESULTS MAY AFFECT THE PRICE OF OUR COMMON STOCK.

     Fluctuations in our quarterly revenue could adversely affect the market price of our common stock. Any shortfall in our revenue would have a direct impact on our operating results for a particular quarter.

     Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include:

     -  changes in the level of demand for our product;

     -  changes in the growth rate of Internet usage;

     - changes in the sales, marketing and general business policies and strategies of our resellers;

     - the amount and timing of our operating costs and capital expenditures relating to the expansion of our business and operations;

     - the timing of the introduction of new products or product enhancements by us, our resellers or our competitors;

     - customer order deferrals in anticipation of upgrades and new products from us, our resellers or our competitors;

     - our ability to anticipate and effectively adapt to developing markets and rapidly changing technologies;

     - changes in the mix of international and U.S. revenues and in foreign currency exchange rates; and

     - general economic conditions and specific economic conditions in online and offline related industries.

     We expect that our revenue in the future will be based primarily on a fee per customer transaction that utilizes our software, subject to a minimum fee per period. Accordingly, our fees will be dependent on the success of retailers in implementing customer incentive and loyalty programs. Even when successful, fees to us will be delayed until customer usage increases. We do not have any substantial historical basis for predicting the volume of transactions that may be generated by customers and retailers. A low level of usage by customers or the cancellation or deferral of retailer contracts could have a material adverse effect on our quarterly financial performance. In addition, there are no assurances that retailers will be willing to pay for our software based on a fee per customer transaction.

     WE WILL BE ADVERSELY AFFECTED IF OUR PRODUCT DOES NOT ACHIEVE MARKET ACCEPTANCE.

     To date, our product has not been installed in a large-scale, commercial deployment, and there can be no assurance that our product will perform desired functions, offer sufficient price/performance benefits or meet the technical or other requirements of customers. Despite testing of our product prior to its commercial release, there can be no assurance that all performance errors or deficiencies have been discovered and remedied, that additional errors or deficiencies will not occur, or if they occur, that we will be able to correct such errors and deficiencies.

     In addition, we believe that the time required to deploy our product will vary significantly depending on a number of factors, including the needs and skills set of the customer, the size of the deployment, the complexity of the customer's network environment and any integration required, the quantity of hardware and degree of hardware configuration necessary to deploy the product and the customer's installation schedule. We believe that the use of our product by customers will involve an enterprise wide decision-making process, and that we or our reseller partners will need to provide a significant level of education and information to prospective customers regarding the uses and benefits of the product. For these and other reasons, the use and deployment of our product may be characterized by lengthy sales and implementation cycles. Failure of our product to achieve market acceptance for these or any other reasons would have a material adverse effect on our business, financial condition and results of operations.

     WE MAY BE ADVERSELY AFFECTED IF WE FAIL TO EXPAND OUR SALES AND SUPPORT ORGANIZATIONS.

     Our sales are conducted through resellers and our sales team. Our reseller strategy is currently being implemented. We believe that our future success is dependent upon supporting our resellers and further establishing our direct sales and sales support capability. Competition for such sales and support personnel is intense, and there can be no assurance that we will be able to attract, assimilate or retain additional qualified marketing, sales and sales support personnel on a timely basis in the future, or at all. In addition, we believe that our success is dependent upon establishing relationships with a variety of reseller partners, including original equipment manufacturers, systems integrators and value added resellers. There can be no assurance that we will be able to enter into agreements or establish relationships with additional desired reseller partners on a timely basis or at all, or that such resellers will devote adequate resources to selling our products. Our failure to successfully expand the size of our marketing, sales and sales support organization or establish and maintain appropriate reseller channels for our products would have a material adverse effect on our business, financial condition and results of operations.

     WE MAY BE UNABLE TO SATISFACTORILY FUND OUR WORKING CAPITAL REQUIREMENTS.

     In order to support our future operating requirements, we will need to obtain additional funding either by increasing our lines of credit or by raising additional debt or equity from the public or private capital markets. There can be no assurance that such additional funding will be available on terms attractive to us, or at all. Failure by us to raise additional funding when needed could have a material adverse effect on our business, results of operations and financial condition. If additional funds are raised through the issuance of equity securities, the ownership percentages of our stockholders would be reduced. Furthermore, such equity securities might have rights, preferences or privileges senior to those of our common stock.

     WE MAY BE ADVERSELY AFFECTED IF WE FAIL TO DEVELOP AND MAINTAIN STRATEGIC RELATIONSHIPS.

     We believe that success in marketing our product will depend in part on our ability to develop and maintain strategic relationships with key hardware and software vendors, reseller partners and retailers. We further believe that such relationships will be important in order to validate our technology, facilitate broad market acceptance of our products, and enhance our sales, marketing and distribution capabilities. Our inability to develop and continue strategic relationships, or the termination of one or more of our current relationships could have a material adverse effect on our business, financial condition and results of operations.

     We rely on hardware and operating systems provided by third parties as the platforms on which to operate our product. Failure of such third parties to maintain or enhance their products could impair the functionality of our product. Such failure or our failure to successfully integrate our product with third party supplier products could require us to obtain alternative products from other sources or to develop such hardware and software internally, either of which could involve costs and delays as well as diversion of our engineering resources.

     WE MAY BE ADVERSELY AFFECTED IF WE FAIL TO ATTRACT AND RETAIN KEY
     PERSONNEL.

     Our operations will depend to a great extent on our ability to attract new key personnel and retain existing key personnel in the future. Competition for employees is intense, particularly for personnel with technical training and experience in incentive and loyalty programs. We have from time to time in the past experienced, and we expect to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we are unable to hire or retain key employees, our business, results of operations and financial condition will be harmed.

     MANY OF OUR KEY PERSONNEL ARE NEW TO US AND MAY NOT WORK TOGETHER SUCCESSFULLY.

     We are dependent upon the efforts and abilities of our management team, particularly David L. Mac. Smith, our Chairman, Michael V. Howe, our President and Chief Executive Officer, and Benjamin Garton, our Vice President of Product Management and Development. A number of members of the management team, including Mr. Howe, have joined us in recent months and we are continuing to recruit new senior managers in North America. Our future performance will depend, in part, on our ability to integrate successfully our newly hired executive officers into our management team, and our ability to develop effective working relationships among management. If our key personnel are unable to work together successfully, our business, results of operations and financial condition could be harmed.

     WE MAY BE UNABLE TO SUCCESSFULLY MANAGE OUR OPERATIONS.

     Our success will depend in part on our ability to manage our operations successfully, particularly in light of our expansion in the United States. We have recently established a United States presence and appointed a United States based president and chief executive officer. In addition, we are in the process of establishing a United States based senior management team and increasing the scope of our operations in the United States. Our anticipated future operations will continue to place a significant strain on our management systems and resources.

     We expect that we will be required to continue to improve our financial and managerial controls and reporting systems and procedures, and will need to expand, train and manage our work force. Furthermore, we expect that we will be required to manage multiple relationships with various resellers, customers and other third parties. There can be no assurance that we will be able to effectively manage these tasks, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

     WE DEPEND ON A LIMITED NUMBER OF THIRD PARTIES FOR ESSENTIAL PRODUCTS AND SERVICES.

     We rely on services furnished to us by a limited number of third parties, including our resellers, suppliers of point of sale hardware and operating systems, and suppliers of customer devices, such as magnetic stripe cards and smart cards. Although we can operate our product on a range of platforms, any interruption, deterioration or termination of these third-party services could be disruptive to our business. In the event that any of our agreements with any of these third parties is terminated, we may not be able to find an alternative source of support on a timely or commercially reasonable basis, if at all. As a result, any such interruption, deterioration or termination could have a material adverse effect on our results of operations and financial condition.

     WE DEPEND UPON INDEPENDENT RESELLERS TO SELL OUR PRODUCT.

     We have adopted a strategy of selling our product primarily through a limited number of value added resellers. There can be no assurance that we will generate sales and revenues through our resellers and any failure to do so, or any termination or interruption of our relationships with a major reseller or a significant number of our resellers, would have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that our resellers will not price the product at a level that will adversely affect our product's competitive position. Such pricing would have a material adverse effect on our business, financial condition and results of operations.

     WE MAY FACE RISKS RELATED TO OUR INTERNATIONAL OPERATIONS.

     Although we currently conduct most of our technology and product development operations in Australia, we intend to enter into various international markets. CAT, our wholly owned Australian subsidiary, currently conducts product development and trial operations in Australia. We expect that we will become a primarily North American based entity with North American based senior management and that we will attempt to market and sell our product in the UK, Europe, Asia and other selected international markets, including Australia and New Zealand. Our entry into international markets will require significant management attention and financial resources. If international revenue is not adequate to offset the expense of establishing and maintaining foreign operations, our business, financial condition and results of operations could be materially adversely affected.

     To date, we have only limited experience in developing trial versions of our product and marketing and distributing our products. There can be no assurance we will be able to successfully market, sell and deliver our product in international markets. International operations are subject to inherent risks, including:

     -  the impact of possible recession in economies outside the United States;

     -  the cost of localizing products for foreign markets;

     - longer receivables collection periods and greater difficulty in accounts receivable collection;

     -  unexpected changes in regulatory requirements;

     -  difficulties and costs of staffing and managing foreign operations;

     -  reduced protection for intellectual property rights in some countries;

     -  fluctuations in currency exchange rates;

     -  tariffs, export controls and other trade barriers;

     -  potentially adverse tax consequences; and

     -  political and economic instability.

     There can be no assurance that we or our resellers will be able to obtain, sustain or increase international revenues, or that the foregoing factors will not have a material adverse effect on our future international revenues and, consequently, on our business, financial condition and results of operations. International revenues are generally denominated in local currencies. We do not currently engage in currency hedging activities. Although exposure to currency fluctuations to date has been insignificant, there can be no assurance that fluctuations in currency exchange rates in the future will not have a material adverse impact on revenues from international sales and thus our business, financial condition and results of operations.

     OUR OPERATIONS ARE SUSCEPTIBLE TO COMPUTER VIRUSES, SECURITY BREACHES AND OTHER DISRUPTIONS AND FAILURES.

     We currently locate our data center at our development center in Sydney, Australia and take certain precautions to protect our source code for our software against loss from fire, earthquakes, floods, power and telecommunications failures, sabotage, intentional acts of vandalism and similar events. Despite such precautions, the occurrence of a natural disaster or other unanticipated problems at current and future data centers could result in interruptions in the services provided by us. Such interruptions could result in reduction in, or termination of, service provided to our customers, which could have a material adverse effect on our business, financial condition and results of operations.

     In addition, our systems may be vulnerable to unauthorized access and computer viruses. Eliminating computer viruses and other security problems may require interruptions, delays or cessation of service to users, which could have a material adverse effect on our business, financial condition and results of operations. We may be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. Although we intend to continue to implement security measures, we cannot be certain that measures implemented by us will not be circumvented.

     We are not aware of any breaches of our physical or logical security policy to date. We have had many instances where emails have been infected by viruses but these have been detected and destroyed by our virus protection software. Although we intend to continue to implement security measures we cannot be certain that measures implemented by us will not be circumvented.

     Our product incorporates many features, including cyptographic processes and protocols, digitally-signed applets and key management processes, to protect it against improper use. Our product is usually integrated into an existing system and network, and although we provide the necessary installation guides, operating instructions, user training and recommendation of use, we cannot ensure that our customers correctly follow or even adopt our procedures to minimize the possibility of improper use. We are not aware of any instances where the integrity of our product has been compromised.

     SOFTWARE DEFECTS COULD LEAD TO LOSS OF REVENUE OR DELAY IN OUR PRODUCT'S MARKET ACCEPTANCE.

     Our application software is internally complex and may contain defects. If we are not able to detect and correct errors in our product before commencing commercial shipments, we may experience loss of revenue or delays in market acceptance. We continually evaluate our product and its enhancements for errors and receive information from customers regarding errors they detect. However, we may encounter product liability claims in the future. Product liability claims brought against us could divert the attention of management and key personnel, could be expensive to defend and may result in adverse settlements and judgments.

RISKS RELATED TO OUR INDUSTRY

     INTENSE AND INCREASING COMPETITION IN THE APPLICATION SOFTWARE INDUSTRY COULD HARM OUR BUSINESS.

     The application software industry is highly competitive, rapidly developing and subject to constant innovation and change. Numerous other companies operate incentive marketing programs using both electronic and paper based systems, both for retail stores and the Internet. Many of these companies have significantly longer operating histories, greater name recognition, larger customer bases and greater financial, technical and marketing resources than we do.

     Our competitors may respond more quickly than we can to changing technologies and customer requirements. For example, these competitors may:

     -  conduct more extensive marketing campaigns to capture market share;

     -  provide more attractive incentive and pricing packages to customers;

     - negotiate more favorable contracts with existing and potential employees and strategic partners;

     - establish cooperative relationships among themselves or with third parties, including large Internet participants, to increase the ability of their products and services to address the needs of prospective customers;

     - bundle their products with other software or hardware, including operating systems and browsers, in a manner that may discourage users from purchasing products offered by us;

     - establish cooperative relationships with our current or potential competitors, thereby limiting our ability to sell our products through particular reseller channels; or

     - more quickly develop new products and services or enhance existing products and services.

     Our ability, and the ability of our resellers, to compete effectively in the market for application software for incentive and loyalty marketing programs will depend upon a variety of factors, including our ability to provide high quality products and services at prices generally competitive with, or lower than, those charged by our competitors. There can be no assurance that we will be able to compete successfully. Moreover, there can be no assurance that certain of our competitors will not be better situated to negotiate contracts with retailers and resellers that are more favorable than contracts we negotiate. In addition, there can be no assurance that the competition from existing or new competitors or a decrease in the rates charged for products and services by our competitors will not materially and adversely affect us.

     NEW TECHNOLOGIES COULD RENDER OUR PRODUCT OBSOLETE.

     The application software business is characterized by rapid technological change, new product introduction and evolving industry standards. Advances in applications software or the development of entirely new technologies to replace existing applications software could render our product obsolete and unmarketable. Our success will depend, in significant part, on our ability to make timely and cost-effective enhancements and additions to our technology and to introduce new products and services that meet customer demands. There can be no assurance that we will be successful in developing new products, services and enhancements. Delay in the introduction of new products, enhancements or services, the inability to develop such new products, enhancements or services or their failure to achieve market acceptance could have a material adverse effect on us.

     OUR PERFORMANCE WILL DEPEND ON THE CONTINUED GROWTH OF THE INTERNET AND INTERNET COMMERCE.

     Our future success depends heavily on the overall continued growth and acceptance of the Internet, including its use in electronic commerce. Although our product operates in the offline environment, one of its main competitive advantages is its capacity to provide programs across both the online and offline channels. If Internet usage or commerce does not continue to grow or grows more slowly than expected, our business, operating results and financial condition could be adversely affected. Customers and businesses may reject the Internet as a viable medium for a number of reasons. These include potentially inadequate network infrastructure, slow development of enabling technologies, security concerns, inadequate customer support and insufficient commercial support. In addition, delays in the development or adoption of new standards and procedures required to handle increased levels of Internet activity, or increased government regulation, could cause the Internet to lose its viability as a commercial medium. Any government regulation or taxing of the Internet may result in adverse financial consequences. Even if the required infrastructure, standards, procedures or related products, services and facilities are developed, we may incur substantial expenses adapting our solutions to changing or emerging technologies.

     WE MAY FACE RISKS RELATED TO THE STORAGE OR PROVISION OF INACCURATE OR CONFIDENTIAL INFORMATION.

     It is possible that information provided through the use of our product or information that is copied and stored by customers that have deployed our product may contain errors. In such event, third parties could make claims against us for losses incurred in reliance on such information. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability or legal defense expenses that is not covered by insurance or that is in excess of insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

     In addition, from time to time, persons may unlawfully obtain information concerning a customer's or retailer's program by unlawfully utilizing our access numbers, passwords and personal identification numbers. No assurance can be given that future losses due to claims by third parties for unauthorized use will not be material. We maintain no reserves for such risks.

There can be no assurance that our risk management practices will be sufficient to protect us from unauthorized thefts of information that could have a material adverse effect on us.

     WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS FOR USE OR MISUSE OF OUR PRODUCT.

     Retailers rely, and will continue to rely, on our product in connection with providing promotions that have a direct financial impact on their businesses and their customers. Use or misuse of our product, whether due to accident, employee fraud, or otherwise, may result in unintended or undesirable consequences that could result in financial or other damages to our customers and to our customers' customers. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could have a material adverse effect on us.

     WE MAY FACE RISKS RELATED TO THE USE OF ELECTRONIC PAYMENT CARDS.

     Portions of our software may be integrated with or co-reside with a range of third party payment and other software. For example, our product may be added to existing or new electronic payment cards, either by the addition of software to a chip or by using the payment card number as an identifier with our product. Alternatively, a portion of the software comprising our product may be added to existing or new payment devices, so that such software co-resides with payment programs. On the Internet and in other environments, a portion of our software may be integrated with a third party supplied e-commerce program. There can be no assurances that such integration or co-residence will not adversely affect the payment system, potentially giving rise to a claim that may have a material adverse effect on our business, financial condition and results of operations. In addition, if our customers experience problems with a payment system, it may be difficult to determine if those problems originate from our product or other products with which ours co-reside. Such difficulty may delay resolution of any such problem and prove costly to us.

     WE MAY BE AFFECTED BY POTENTIAL PRIVACY REGULATION.

     The Federal Trade Commission is considering the adoption of regulations regarding the collection and use of personal information obtained from individuals, especially children, when accessing Internet sites. These regulations could restrict our ability to provide demographic data to retailers. At the international level, the European Union has adopted a directive that will impose restrictions on the collection and use of personal data. These developments could have an adverse effect on our business, results of operations and financial condition.

     WE MAY FACE INCREASED GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES.

     There are currently few laws or regulations directly applicable to the use of our product, either online or offline, other than laws that specifically regulate lotteries and sweepstakes, two programs that our product could offer. However, due to the increasing popularity and use of programs similar to those offered in our product, it is possible that a number of laws and regulations may be adopted at the local, state, national or international levels with respect to such programs, covering issues such as user privacy, pricing, advertising, intellectual property rights, information security or the convergence of traditional communications services. Changes to such laws or adoption of additional laws or regulations intended to address these issues could create uncertainty in the marketplace which could reduce demand for our product, could increase our cost of doing business as a result of compliance, could result in litigation or could in some other manner have a material adverse effect on our business, financial condition and results of operations.

     Congress has held hearings on whether to regulate providers of services and transactions in the electronic commerce market. Other nations, including those in the European Union, have taken actions to restrict the free flow of data and information deemed to potentially be a breach of personal privacy. Any restrictions on the collection and use of customer information over the Internet could adversely affect the use of our product. Furthermore, several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. This could increase the cost of transmitting data over the Internet and thereby reduce the demand for our product.

     WE MAY FACE DIFFICULTIES PROTECTING AND ENFORCING OUR INTELLECTUAL PROPERTY RIGHTS.

     Our success and ability to compete are substantially dependent on our proprietary technology and trademarks, which we attempt to protect through a combination of patent, copyrights, trade secret and trademark laws as well as confidentiality procedures and contractual provisions. However, any steps we take to protect our intellectual property may be inadequate, time consuming and expensive, and there can be no assurance that the steps taken by us will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the United States. In addition, we may infringe upon the intellectual property rights of third parties, including third party rights in patents that have not yet been issued. We expect that third-party infringement claims involving Internet technologies and software products will increase. Any claims regarding the rights of third parties, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms favorable to us, if at all. We have agreed, and may agree in the future, to indemnify certain of our customers against claims that our products infringe the intellectual property rights of others. We could incur substantial costs in defending our sellers and our customers against infringement claims. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition and results of operations.

     We have applied for patents in relation to the method of operation of incentive marketing programs using electronic means. We cannot assure you that our patent applications will be approved. Moreover, even if approved, they may not provide us with any competitive advantages or may be challenged by third parties. In recent times a number of patents have been granted in this area. Although we are not aware of any issued patent that our product would infringe, legal standards relating to the validity, enforceability and scope of intellectual property rights in Internet-related industries and use of electronic data for granting of benefits and rewards are uncertain and still evolving, and the future viability or value of any of our intellectual property rights is uncertain.

CORPORATE AND MARKET RISKS

     OUR PRINCIPAL EXECUTIVE OFFICERS AND DIRECTORS COULD CONTROL STOCKHOLDER VOTES AND OUR MANAGEMENT AND AFFAIRS.

     Our executive officers and directors, and entities affiliated with them, as at March 31, 2000, beneficially owned, in the aggregate, common stock representing approximately 17.5% of our voting securities (assuming the exercise of all outstanding options held by them). As a result, they could act together to control all matters submitted to stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets). In addition, their large ownership position could enable them to effectively control our management and affairs. Accordingly, such concentration of ownership may delay, defer or prevent a change in control, impede a merger, consolidation, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. This could, in turn, have an adverse effect on the market price of our common stock.

     OUR TRADING VOLUME MAY BE LOW AND OUR STOCK PRICE MAY BE VOLATILE.

     There can be no assurance that an active trading market will be maintained for our common stock. Prior to Catuity's acquisition of CAT in November 1999, CAT shares were listed on the Australian Stock Exchange (ASX) and since the acquisition, Catuity's common stock has been listed on the ASX. Trading in CAT shares from January 1, 1999 to November 22, 1999 averaged 73,995 shares per day for an average daily value of A$844,427 (US$548,878) and trading in Catuity's shares for the period November 23, 1999 to April 30, 2000 averaged 36,511 shares per day for an average daily value of A$647,118 (US$420,627). There can be no assurance that an adequate volume of trading in our shares will be maintained in order to provide liquidity for our investors.

     The market price of our common stock may fluctuate significantly in response to the following factors, some of which are beyond our control:

     -  variations in quarterly operating results;

     -  changes in financial estimates by securities analysts;

     - changes in market valuations of Internet software or loyalty program companies;

     - announcements by us of significant contracts, reseller arrangements, strategic partnerships, joint ventures or capital commitments;

     -  additions or departures of key personnel;

     -  sales of common stock or termination of stock transfer restrictions; and

     - fluctuations in stock market price and volume, which are particularly common among securities of Internet companies.

     The market prices and volumes of the common stock of many publicly held technology based companies and Internet or Internet related companies have in the past been, and can in the future be expected to be, especially volatile. The market price for CAT shares listed on the ASX for the period from January 1, 1999 to November 22, 1999 ranged from A$2.40 (US$1.56) to A$22.00 (US$14.30) per share, and the market price for Catuity shares on the ASX for the period November 23, 1999 to April 30, 2000 ranged from A$12.50 (US$8.13) to A$23.90
(US$15.54).

     In the past, following a period of volatility in the market price of a company's securities, securities class action litigation often has been instituted against such a company. Any such litigation could result in substantial costs and a diversion of management's attention and our resources.

     WE MAY BE SUBJECT TO ARBITRAGE RISKS.

     Following registration of our securities in the United States, we expect that our common stock will be listed on both the ASX, in Australia, and the Nasdaq National Market, in the United States. Investors may seek to profit by exploiting the difference, if any, in the price of our stock in these two markets. Such arbitraging activities could cause our stock price in the market with the higher value to decrease to the price set by the market with the lower value.

     CERTAIN DELAWARE ANTI-TAKEOVER PROVISIONS MAY PRODUCE RESULTS DISFAVORED BY OUR STOCKHOLDERS.

     Provisions of Delaware law could make it more difficult for a third party to acquire control of us without the consent of our board of directors, even if such a change were favored by our stockholders. We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless:

     - prior to such date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced; and

     - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines "business combination" to include:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

     - subject to certain exceptions, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

     - any transaction involving us that has the effect of increasing the proportionate share of the stock of any class or series beneficially owned by the interested stockholder; and

     - the receipt by the "interested stockholder" of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by us or through the corporation.

      In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

ITEM 2. FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

     The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements and the notes thereto included elsewhere in this registration statement.

     The selected financial data has been prepared on a consolidated basis so that our financial data as of and for the year ended December 31, 1999 includes the financial data as of and for the year ended December 31, 1999 of Chip Application Technologies Limited ("CAT"), our wholly owned subsidiary acquired on November 22, 1999 and so that our financial data as of and for the years ended December 31, 1998, 1997, 1996 and 1995 entirely reflect CAT's historical financial data. CAT has been operating since November 12, 1992 (having changed its name from Card Technologies Australia Limited in October, 1997) and has been the primary operating entity. Our selected financial information as of and for the year ended December 31, 1999 and the selected historical financial information of CAT as of and for the years ended December 31, 1998, and 1997, are derived from audited financial statements of CAT included elsewhere in this registration statement, which have been audited by Ernst & Young, independent accountants. The selected financial data set forth below for CAT as of and for the years ended December 31, 1996 and 1995 are derived from audited financial statements of CAT not included in this registration statement.

     Our selected financial information as of and for the three months ended March 31, 2000 and the selected financial information of CAT as of and for the three months ended March 31, 1999, are derived from unaudited consolidated financial statements which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our results of operations for such periods and financial condition at such dates. The selected financial information for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for the full year or future periods.

                            SELECTED FINANCIAL DATA
         CATUITY INC. (INCLUDING CHIP APPLICATION TECHNOLOGIES LIMITED)
                             YEARS ENDED DECEMBER 31

                                    1995               1996                1997              1998              1999
                                ------------       ------------        ------------      ------------      ------------
Income Statement Data:

Operating Revenue               $    379,557       $    441,322        $    888,092      $    702,289      $  1,210,903

Operating Expenses                 3,091,505          3,740,354           4,190,050         2,909,758         7,380,307
                                ------------       ------------        ------------      ------------      ------------
Operating (loss) income           (2,711,948)        (3,299,032)         (3,301,958)       (2,207,469)       (6,169,404)

Other (expense) income                16,577           (362,721)           (214,882)         (176,679)          (40,680)
                                ------------       ------------        ------------      ------------      ------------
Net (loss) income               $ (2,695,371)      $ (3,661,753)       $ (3,516,840)     $ (2,384,148)     $ (6,210,084)
                                ============       ============        ============      ============      ============
Net (loss) income per share

Basic                           $     (12.03)      $      (2.81)       $      (1.15)     $      (0.53)     $      (1.05)

Diluted                         $     (12.03)      $      (2.01)       $      (1.05)     $      (0.53)     $      (1.05)

Weighted average number of
  outstanding shares

Basic                                223,992          1,300,906           3,065,840         4,473,257         5,913,613

Diluted                              223,992          1,819,395           3,342,839         4,473,257         5,913,613

                                                                   AS OF DECEMBER 31,
                                 ----------------------------------------------------------------------------------------
                                     1995              1996                1997               1998               1999
                                 ------------      ------------        ------------       ------------       ------------
Balance Sheet Data

Total assets                     $    598,318      $    495,032        $  1,336,385       $    638,866       $  6,254,324

Short-term debt including
  current portion of
  long-term debt                    1,160,955         2,445,937             924,307            656,274          1,138,275

Long-term debt                              0         2,028,169           1,691,618          1,593,549            874,818

Shareholders Equity/
 (Capital deficit)                   (562,637)       (3,979,074)         (1,279,540)        (1,610,957)         4,241,231

                            SELECTED FINANCIAL DATA
         CATUITY INC. (INCLUDING CHIP APPLICATION TECHNOLOGIES LIMITED)
                          THREE MONTHS ENDED MARCH 31
                                   UNAUDITED

                                    1999               2000
                                ------------       ------------
Income Statement Data:

Operating Revenue               $    179,231       $    167,258

Operating Expenses                 1,602,700          2,019,496
                                ------------       ------------
Operating (loss) income           (1,423,469)        (1,852,238)

Other (expense) income               (43,635)            34,722
                                ------------       ------------
Net (loss) income               $ (1,467,104)      $ (1,817,516)
                                ============       ============
Net (loss) income per share

Basic                           $      (0.28)      $      (0.27)

Diluted                         $      (0.28)      $      (0.27)

Weighted average number of
  outstanding shares

Basic                              5,182,171          6,737,497

Diluted                            5,182,171          6,737,497

                                        AS OF MARCH 31,
                                 ------------------------------
                                     1999              2000
                                 ------------      ------------
Balance Sheet Data

Total assets                     $  1,679,239      $  4,602,997

Short-term debt including
  current portion of
  long-term debt                      398,505           801,015

Long-term debt                      1,649,477           821,037

Shareholders Equity/
 (Capital deficit)                   (368,743)       (2,980,945)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward looking statements based upon current expectations that involve risks and uncertainties. The Company's actual results and the timing of certain events could differ materially from those anticipated in these forward looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Form 10.

OVERVIEW

     Card Technologies Australia Limited was incorporated on November 12, 1992 and changed its name to Chip Applications Technologies Limited ("CAT") on October 21, 1997.

     NovaTec Inc. ("NovaTec") was incorporated in Delaware on June 23, 1999 as a special purpose company to facilitate a plan to acquire the outstanding capital stock and business activities of CAT. Effective November 22, 1999, NovaTec amended its certificate of incorporation to change the corporation's name to Catuity Inc. (which we refer to in this registration statement as "Catuity, we, us, our or the Company"). Following a one-for-ten reverse stock split of the outstanding capital stock of CAT, Catuity acquired all of the outstanding shares of CAT pursuant to a plan approved by the Supreme Court of New South Wales and approved by more than 75% of the stockholders and optionholders present and voting in person or by proxy at meetings held on November 3, 1999. This transaction was part of our strategy to launch our product through the US market and our US based relationship partners including IBM and Visa USA.

     Catuity Inc. will continue CAT's existing business as described in this registration statement. We develop and market software that allows retailers to establish and administer customer incentive and loyalty programs. Our software is targeted to a broad range of sellers of goods and services, including retailers with store locations and retailers who sell their products over the Internet. Our software is especially useful for retailers who sell both through store locations and over the Internet.

     Our software supports the establishment and administration of a variety of customer incentive and loyalty programs (and a range of other programs such as ticketing, memberships and access controls). With our software, the retailer may reward its customers with valuable benefits, hoping to attract and retain customers and to encourage increased purchases. Because of the flexibility of our software, rewards may be easily established, targeted and changed. In addition, a wide variety of rewards may be used by the retailer. Our software directly connects the retailer and the retailer's customer so that the customer recognizes the retailer as the provider of the reward. Our software operates with all payment systems and allows the retailer to simply and easily offer its goods and services as a reward, in preference to buying rewards from third parties, such as air miles from an airline.

     A major element of our marketing strategy has been to forge key international strategic alliances with organizations that provide market access, and organizations that incorporate our software into their products. We have structured our role in these partnering arrangements as an independent third party supplier of system software. To date, we have formed relationships with a number of international companies including IBM, VISA, Sun Microsystems, Smart Dynamics, Data Pro and a range of hardware and operation system suppliers such as Schlumberger, Verifone and Ingenico.

RESULTS OF OPERATIONS

     The following table sets forth the composition of our revenues and selected statements of operations data:

                                               Years ended December 31
                                     --------------------------------------------
                                        1997             1998              1999
                                     ----------       ----------        ----------
Revenues:

   Product License & Services        $  761,039       $  291,533       $   638,382

   Research, Development &              127,053          410,756           572,521
   Grants
                                     ----------       ----------        ----------
   Total Net Operating Revenues         888,092          702,289         1,210,903

Costs and Expenses:

   Research, Development &            1,415,837        1,309,784         1,398,489
   Testing

   Selling & Relationship               708,921          914,622           956,911
   Development

   General and Administrative           998,061          693,979         1,255,096

   Stock Compensation                   218,646           (8,627)        2,475,175

   Non Recurring Charges                848,585               --         1,294,636
                                     ----------       ----------        ----------
   Total Costs and Expenses           4,190,050        2,909,758         7,380,307
                                     ----------       ----------        ----------
Operating Loss                       (3,301,958)      (2,207,469)       (6,169,404)

Other Income (Expense)                 (214,882)        (176,679)          (40,680)
                                     ----------       ----------        ----------
Net loss                             (3,516,840)      (2,384,148)       (6,210,084)

                                     Three months ended March 31
                                     ---------------------------
                                        1999             2000
                                     ----------       ----------
Revenues:

   Product License & Services        $   84,071       $   30,206

   Research, Development &
   Grants                                95,160          137,052
                                     ----------       ----------
   Total Net Operating Revenues         179,231          167,258

Costs and Expenses:

   Research, Development &
   Testing                              257,698          377,636

   Selling & Relationship
   Development                          117,148          439,899

   General and Administrative           203,614          258,819

   Stock Compensation                   942,883          776,498

   Non Recurring Charges                 81,357          166,644
                                     ----------       ----------
   Total Costs and Expenses           1,602,700        2,019,496
                                     ----------       ----------
Operating Loss                       (1,423,469)      (1,852,238)

Other Income (Expense)                  (43,635)          34,722
                                     ----------       ----------
Net loss                             (1,467,104)      (1,817,516)

REVENUES

     Our product is currently being launched in the US market and 1999 was the first year US-based product license revenues were received. All prior year revenues were based on product license and services related to trials or other early stage developments in Australia and New Zealand.

     For the first quarter ended March 31, 2000, operating revenues were $167,258. These revenues were derived from $30,206 in services relating to transaction processing fees and consulting and $137,052 in research and development grants. In addition, interest received in the amount of $59,314 is included in Other income (expenses). Comparatively, first quarter ended March 31, 1999 revenues totalled $179,236, which was derived from $56,089 in product licenses, $27,987 in services and $95,160 in research and development grants, with interest received of $5,318 included in Other Income (expenses).

     Product license fee revenues in the first quarter ended March 31, 2000 were adversely impacted by the change of our primary business location to the United States from Australia and our need to train new employees particularly in the sales and marketing area. We also implemented the change in the business model to a transaction based pricing model from a license fee model with the transaction fee included in revenue when earned, as opposed to an up-front, nonrefundable lump sum fee.

     In 1999, operating revenues were $1,210,903. These revenues were derived from $540,759 in product licenses and from $97,623 in services relating to transaction processing fees and consulting, $572,521 in research and development grants. In addition, interest received in the amount of $115,631 is included in Other income (expenses). Comparatively, 1998 revenues totaled $702,289, which was derived from $291,533 in product licenses and services and $410,756 in research and development grants, with interest received in the amount of $20,186 included in income (expense). In 1997, operating revenues were $888,092, which was derived from $761,039 in product licenses and services and $127,053 in research and development grants, with interest of $57,601 included in income (expense).

     Our current research and development grant, granted to us by the Commonwealth of Australia, covers a project running from July 23, 1999 to December 31, 2000. Under certain circumstances, including a change in control of CAT or an attempt by us to assign the intellectual property created under the grant, the Commonwealth has a right to require repayment of the grant amount. We anticipate that we may seek additional research and development grants from the Commonwealth and/or other sources in the future. To date we have achieved the milestone and have no obligation to repay any amounts. In addition we have met the conditions of all previous grants provided.

FIRST QUARTER ENDED MARCH 31, 2000 COMPARED TO FIRST QUARTER ENDED MARCH 31,
1999

     Operating revenues decreased by $11,973, or 7%, from $179,231 for the first quarter ended March 31, 1999 to $167,258 for the first quarter ended March 31, 2000. The net decrease occurred as a result of a decrease in license revenue of $56,089, an increase in research and development grant revenue of $41,892 and an increase of $2,219 in service revenue.

     The decrease in revenue resulted from management being occupied with our transition to an American company based in Detroit from an Australian company based in Sydney, Australia. The appointment of a new CEO and President involved a reassessment of our sales and marketing and a change in the business model to a transaction based fee model, as compared to a license fee model. These changes have been implemented and the sales and marketing effort in America is reorganized. These changes will effect the generation of product license revenues in the short term as license fees of the nature of those obtained previously have been replaced by a transaction fee. This change is expected to provide higher revenues over the medium term, but with an adverse effect on short term revenues.

     Research and development and testing expenses increased $119,938, or 46%, to $377,636 for the first quarter ended March 31, 2000 from $257,698 for he first quarter ended March 31, 1999. This increase was due to increased research and development expenses which was partially offset by the lower cost and use of resources to support testing of our product.

     Selling and relationship development expenses increased $322,751 or 278%, to $439,899 for the first quarter ended March 31, 2000 from $117,148 for the first quarter ended March 31, 1999. This increase is primarily due to an increase from one Australian based marketing manager being employed at March 31, 1999, to one Australian based part time marketer (being a partial allocation of the Chairman's cost) plus four US based marketing employees at March 31, 2000 and the significant cost differences in the employment of marketing staff between the two countries. The increase in number of marketing staff reflects the increased US marketing efforts with a corresponding increase in associated salaries and on-costs.

     General and administrative expenses increased by $55,205, or 27% to $258,819 for the first quarter ended March 31, 2000 from $203,614 for the first quarter ended March 31, 1999. The expense increase partially relates to the increased resources required to implement the restructuring of CAT and Catuity and increased compliance costs related to the increase in our issued capital stock and in our number of stockholders to 4,169 at March 31, 2000, compared to 2,492 at March 31, 1999. It also reflects the short term cost of having to report in both US GGAP and Australian GAAP and the preparation of accounts during the transition to an American company.

     Stock compensation is charged in relation to a limited recourse loan to a Mr. Mac Smith in the amount of $756,644 for the first quarter ended March 31, 2000, compared to $942,883 for the first quarter ended March 31, 1999. This difference reflects changes in our share price to $13.39 (reflecting a per share price of A$22.07 converted at US$/A$ rate of 0.6066) at March 31, 2000 from $11.37 (reflecting a per share price of A$17.30 converted at US$/A$ rate of 0.6571) at December 31, 1999 compared with a share price of $5.85(reflecting a per share price of $8.90 converted at US$/A$ rate of 0.6571) at March 31, 1999 from $1.47(reflecting a per share price of $2.40 converted at US$/A$ rate of 0.6126) at December 31, 1998.

     Non recurring charges of $166,644 for the first quarter ended March 31, 2000 compares to $81,357 for the first quarter ended March 31, 1999. The increase of $85,287 relates to the costs of the transition to an American company and our current US Securities and Exchange Commission filing requirements.

     Other income (expense) increased by $78,351 or 180% to $34,721 for the first quarter ended March 31, 2000 from $(43,635) for the first quarter ended March 31, 1999. This decrease was attributable to a reduction in borrowings and an increase in interest income on cash reserves for the respective periods.

FISCAL YEAR ENDED 1999 COMPARED TO 1998

     Operating revenues increased by $508,614, or 72%, from $702,289 for the year ended December 31, 1998 to $1,210,903 for the year ended December 31, 1999. The net increase arose as a result of an increase of $405,524 in product licenses due to the signing of two new license agreements, a decrease of $58,675 in service revenue and an increase of $161,765 in research and development grants.

     Research and development and testing expenses increased $88,705, or 7%, to $1,398,489 for the year ended December 31, 1999 from $1,309,784 for the year ended December 31, 1998. This increase was due to increased research and development expenses which was partially offset by the lower cost and use of resources to support testing of our product.

     Selling and relationship development expenses increased $42,289, or 5%, from $914,622 for the year ended December 31, 1998 to $956,911 for the year ended December 31, 1999. Selling and relationship development expenses were primarily attributable to continued overseas strategic relationship development and support. As a percentage of net revenue, these amounts represented 130% for 1998 as compared to 79% for 1999, which reflects increased sales rather than increased selling and relationship development expenditure. Selling and relationship development expenditure in the U.S. significantly increased as US sales and marketing activities increased, while expenditure in other markets was minimal.

     General and administrative expenses increased $561,117, or 81%, from $693,979 for the year ended December 31, 1998 to $1,255,096 for the year ended December 31, 1999. The expense increase partially relates to the increased resources required to implement the restructuring of CAT and Catuity and increased compliance costs related to the increase in our issued capital stock and in our number of stockholders to 4,380 at December 31, 1999, compared to 955 at December 31, 1998. During the year ended December 31, 1999, an additional provision of $104,929 was made against assets related to testing of our product, compared to a provision of $30,669 made for the year ended December 31, 1998. Depreciation and amortization expense increased $23,383 from $78,426 for the year ended December 31, 1998 to $101,809 for the year ended December 31, 1999.

     Stock compensation is charged in relation to a limited recourse loan to a Mr. Mac. Smith in the amount of $2,475,175 for the year ended December 31, 1999, compared to ($8,627) for the year ended December 31, 1998. This difference reflects changes in our share price to $11.37 (reflecting a per share price of A$17.30 converted at US$/A$ rate of 0.6571) at December 31, 1999 from $1.50 (reflecting a per share price of A$2.45 converted at US$/A$ rate of 0.6126) at December 31, 1998.

     Non-recurring charges have been incurred in the amount of $1,294,636 and relate to our efforts to relocate our domicile to the US under the restructure. Included in this amount were stock transfer taxes of $244,785. The balance of costs related primarily to legal, accounting and financial advisors and court costs.

     Other income (expense) decreased by $135,999, or 77%, to $40,680 for the year ended December 31, 1999 from $176,679 for the year ended December 31, 1998. This decrease was attributable to a reduction in borrowings during 1999 and an increase in interest income on cash reserves of $95,445.

     Principally as a result of the factors described above, we incurred a net loss of $6,210,084 for the year ended December 31, 1999 as compared to a net loss of $2,384,148 for the year ended December 31, 1998.

FISCAL YEAR ENDED 1998 COMPARED TO 1997

     Operating revenue decreased by $185,803, or 21%, to $702,289 for the year ended December 31, 1998 from $888,092 for the year ended December 31, 1997. Of this decrease, $279,276 was due to termination of payments of a nonrefundable option fee paid by an Australian bank for the right to enter into a license agreement with us. An increase in Research and Development Grants of $283,703 from $127,053 for the year ended December 31, 1997, to $410,756 for the year ended December 31, 1998 served to offset the effect of our reduced product license revenue. Other product license and services revenue from transaction processing decreased as the Western Sydney pilot was consolidated.

     Research and development and testing expenses decreased $106,053, or 7%, to $1,309,784 for the year ended December 31, 1998 from $1,415,837 for the year ended December 31, 1997. This decrease was due to a consolidation and reduction in product testing activities and reflected in a reduction in business inputs including staffing and field testing operating expenses.

     Selling and relationship development expenses increased $205,701, or 29%, to $914,622 for the year ended December 31, 1998 from $708,921 for the year ended December 31, 1997. This increase represents increased overseas market development and research efforts. Significant expenditure occurred in Asia, Europe and the U.S., but following the Asian financial crisis, all Asian expenditure ceased.

     General and administrative expenses decreased $304,082, or 30%, to $693,979 for the year ended December 31, 1998 from $998,061 for the year ended December 31, 1997. The decrease in general and administrative expenses was primarily attributable to reorganizing the finance staff following a reduction in our product testing activities and completion of the initial listing of CAT on the Australian Stock Exchange in July 1997. Depreciation and amortization expense increased $22,702 or 41%, to $78,426 for the year ended December 31, 1998 from $55,724 for the year ended December 31, 1997. The increase was attributable to additional capital expenditure on primarily research and development and was in accordance with our management's expectations.

     Stock compensation in relation to a limited recourse loan to a director was credited in the amount of $8,627 for the year ended December 31, 1998 compared to a cost of $218,646 for the year ended December 31, 1997. This difference reflects changes in our share price to $1.50 (reflecting a per share price of A$2.42 converted at US$/A$ rate of 0.6126) at December 31, 1998 from $2.44 (reflecting a per share price of A$3.30 converted at US$/A$ rate of 0.7430) at December 31, 1997.

     Other income (expense) decreased by $38,203, or 18%, to $176,679 for the year ended December 31, 1998 from $214,882 for the year ended December 31, 1997. This decrease was due to higher interest income on cash reserves.

     Principally as a result of the factors described above, we incurred a net loss of $2,384,148 for the year ended December 31, 1998 as compared to a net loss of $3,516,840 for the year ended December 31, 1997.

LEASE OBLIGATIONS

     We have obligations under non-cancellable operating leases in relation to office equipment expiring June 28, 2000 and an office lease expiring December 14, 2003. Minimum future annual lease payments under these leases as of December 31, 1999 was $372,139.

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have funded our operations through debt and equity investment from our founders, private share placements to institutional investors, a public issuance of shares to non-US citizens and operating cash flows.

        In the three months to December 31, 2000 our net loss was $1,817,516. The net cash used in operating activites was $1,114,608 after adjustments for stock based compensation of $776,498 and changes to accounts receivable, accounts payable and accrued expenses.

        The net cash used in operating activities includes non-recurring expenditure of $166,644. We incurred an accounting exchange rate loss of $375,830 due to movements in the A$ to the US$ exchange rate. Cash reserves decresed $1,422,605 during the period to $3,847.152 at March 31, 2000.

        On current figures the company has sufficient funds to cover expenditure over the next three quarters and expects revenue to be generated in that period. In addition the Company has plans and strategies in place, including a cut back in expenditure to ensure the Company has sufficient resources to fund its ongoing activities.

     In 1999, our net loss was $6,210,084. The net cash used in operating activities was $3,524,804 after adjustments for stock-based compensation of $2,504,224, an increase in net accounts receivable of $418,368 resulting from research grants recognized in December, amortization and depreciation of $101,809 and minor adjustments to accrued expenses, provisions, accounts payable and inventory. The net cash used in operating activities includes non-recurring expenditure of $1,294,636 related to the costs of the restructure and move to the US. We obtained an exchange rate benefit of $100,097. Cash reserves increased from $148,789 to $5,269,757 during this period. Net cash provided from the issuance of shares of common stock was $9,521,278.

     In 1998, our net loss was $2,384,148. The net cash used in operating activities was $1,749,495 after adjustments for stock-based compensation credit of $8,627, a decrease in accounts receivable of $193,015, amortization and depreciation of $150,744 and minor adjustment to accrued expenses, provisions, accounts payable and inventory. The net cash used in operating activities includes no non-recurring expenditures. We incurred capital expenditures on equipment of $175,951 and incurred an exchange rate loss of $23,411. Cash reserves decreased from $593,196 to $148,789 during the period. Net cash provided from the issuance of shares of common stock was $1,504,570.

     In 1997, our net loss was $3,516,840. The net cash used in operating activities was $3,604,850 after adjustments for stock-based compensation of $218,646, an increase in accounts receivable of $214,500, amortization and depreciation of $55,724 and minor adjustment to accrued expenses, provisions, accounts payable and inventory. The net cash used in operating activities includes non-recurring expenditures of $848,585. We incurred capital expenditures on equipment of $156,540 and incurred an exchange rate loss of $88,193. Cash reserves increased from $48,807 to 593,196 during the period. Net cash provided from the issuance of shares of common stock was $4,291,287.

MARKET RISK

     To date, we have not utilized any foreign currency hedging or other derivative financial instruments. We do not expect to employ these or other strategies to hedge market risk in the foreseeable future. Following registration of our securities in the United States, investors may seek to profit by exploiting the difference, if any, in the price of our stock on the ASX, in Australia, and the Nasdaq National Market, in the United States. Such arbitraging activities could cause our stock price in the market with the higher value to decrease to the price set by the market with the lower value. We cannot estimate the amount or extent of this type of market risk.

     We currently invest our cash and cash equivalents in interest bearing term deposits with Australian banks. We believe these investments are subject to minimal credit and market risk.

FUTURE ADOPTION OF NEW ACCOUNTING STATEMENTS

     In December 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-9, "Modification of SOP 97-2" ("SOP 98-9"), which amends certain provisions of Statement of Position 97-2 "Software Revenue Recognition with Respect to Certain Transactions" ("SOP 97-2") and extends the deferral of the application of certain passages of SOP 97-2 provided by Statement of Position 98-4 ("Deferral of Effective Date of SOP 97-2") until the beginning of our fiscal year 2000. We do not expect the adoption of this standard to have a material effect on our consolidated operating results or financial position.

YEAR 2000 COMPLIANCE

     As scheduled, we have completed our testing related to the year 2000 phenomenon including the impact, if any, of the recent change in the century on our internally developed software as well as on computer technology and other services provided to us by third-party vendors. Our testing included addressing leap year calendar date calculation concerns. The possibility of significant interruptions of normal operations has been reduced. As of March 31, 2000, we have operated without significant or material year 2000-related problems. We believe that all of our critical systems are year 2000 ready. However, there is no guarantee that we have discovered all possible failure points.

     We are fairly dependent on third party vendors to provide us services and equipment. A significant year 2000-related disruption of services or equipment that third party vendors provide to us could harm our business. We are not aware that any of our third party vendors have experienced significant year 2000-related problems.

     To date, we have incurred a minimal amount of expenses on the year 2000 phenomenon because we developed our systems and technology in light of the phenomenon. All of our expenses have related to the operating costs associated with time spent by employees and consultants in the evaluation process for year 2000 readiness matters.

ITEM 3. PROPERTIES

     Our corporate headquarters and principal executive offices in North America are located in leased facilities in Detroit, Michigan consisting of approximately 1000 square feet of office space. Our lease expires in March 1, 2001, but can be renewed for a further one year period. Our current facilities in the United States will not be sufficient to meet our anticipated growth.

     Our offices and development center in Australia are located in leased facilities in Sydney, New South Wales, Australia consisting of approximately 2,060 square feet. Our lease agreement expires on December 14, 2003. We believe that our Australia facilities are sufficient to meet our immediate foreseeable operating needs in Australia.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following tables set forth certain information regarding beneficial ownership of our capital stock as of March 31, 1999 by:

     - each person who is known by us to beneficially own more than five percent of our common stock;

     - our Chief Executive Officer and each of our executive officers for the year ended December 31, 1999;

     -  each of our directors; and

     -  all of our directors and executive officers as a group.

                                                   Number of      Percentage of
                                                   Shares of         Common
                                                  Common Stock       Stock
                                                  Beneficially    Beneficially
Name and Address of Beneficial Owner                Owned(1)         Owned(2)
------------------------------------              ------------    ------------
Lance D. O'Connor(3)
6-8 Kangaroo Point Road
Kangaroo Point, NSW 2224                            794,564          11.31%
Australia

Alexander S. Dawson(4)
52 St Marks Road
Randwick, NSW 2031                                  201,484           2.98%
Australia

David L. Mac. Smith(5)
58 View Street
Woollahra, NSW 2025                                 276,667           4.04%
Australia

Michael V. Howe(6)                                   87,000           1.27%
62 Hampton Road
Grosse Point Shores, MI 48230

Duncan P.F. Mount(7)
9 Ithica Road
Elizabeth Bay, NSW 2011                             200,000           2.96%
Australia

John M. Weihen(8)
17 Bayswater Road
Lindfield, NSW 2070                                  34,200              *
Australia

                                                        Number of      Percentage of
                                                        Shares of         Common
                                                       Common Stock       Stock
                                                       Beneficially    Beneficially
Name and Address of Beneficial Owner                     Owned(1)         Owned(2)
------------------------------------                   ------------    ------------
Benjamin A. Garton(9)
65 Wilson Street
Newtown, NSW 2042                                         21,384              *
Australia

Jonathan R.E. Adams(10)
10 Willows Lane
Walingford, Pennsylvania 19806                             4,000              *

Carl H. Fisher(11)
1607 Damon Way
Salt Lake City, Utah 84117                                 5,000              *

Justin C.A. Wescombe(12)
14/339 Edgecliff Road
Edgecliff NSW 2027                                        76,107             1.12%
Australia

All directors and executive
officers as a group                                      905,842            12.84%

     (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants or other rights to purchase which are currently exercisable or are exercisable within 60 days after March 31, 2000 are deemed outstanding for purposes of computing the percentage ownership of any other person. Except as indicated by footnotes and subject to community property laws, where applicable, the persons named above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

     (2) Percentage of Beneficial Ownership is calculated on the basis of the amount of outstanding securities plus those securities of the named person deemed to be outstanding under Rule 13-d3 (promulgated under the Securities and Exchange Act of 1934, as amended) by virtue of such securities being subject to rights to acquire beneficial ownership within 60 days after March 31, 2000. An asterisk indicates beneficial ownership of less than 1% of the common stock outstanding.

     (3) Includes 222,134 vested but unexercised options held by Mr. O'Connor. Also includes 55,000 vested but unexercised options held by Jenolan Pty Limited of which Mr. O'Connor is a shareholder and director.

     (4) Includes 16,484 vested but unexercised options held by Mr. Dawson. Also includes 25,000 shares held by Glomore Pty Limited, a family investment company of which Mr. Dawson is a shareholder and director.

     (5) Includes 100,000 vested but unexercised options.

     (6) Includes 87,000 vested but unexercised options.

     (7) Includes 178,087 shares held by Boom Australia Pty Limited which is the Trustee of the Mount Family Trust, the directors of which are Mr. Mount and his wife.

     (8) Includes 30,000 vested but unexercised options.

     (9) Includes 16,111 vested but unexercised options.

     (10) Includes 4,000 vested but unexercised options.

     (11) Includes 5,000 vested but unexercised options.

     (12) Includes 50,000 vested but unexercised options.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers, and their ages as of May 1, 2000, are as follows:

Name                   Age   Position(s)
----                   ---   -----------
David L. Mac. Smith    49    Director and Chairman

Michael V. Howe        51    Director, President and Chief Executive Officer

Alexander S. Dawson    56    Director(1)

Duncan P.F. Mount      52    Director(1)

John L. Lowry III      53    Vice President and Chief Financial Officer

John M. Weihen         53    Vice President -- Finance and Administration, Treasurer and Secretary

Benjamin A. Garton     33    Vice President -- Product Development

Jonathan R.E. Adams    37    Vice President -- Implementation and Technical Support

Carl H. Fisher         45    Vice President -- Business Development

Justin C.A. Wescombe   37    Vice President -- Sales and Marketing

     (1) Member, Audit Committee

     David L. Mac. Smith is our founder and currently our Chairman of the Board. He has been the Chief Executive Officer and Managing Director of CAT, our wholly owned subsidiary, since November 1992. In December 1999, he became our President and CEO pending the appointment of a new President and CEO. In January 2000, he resigned as our President and CEO and became our Chairman. Prior to November 1992, he was the founder and, from 1982 to 1991, CEO of Technology Investment Management Limited, a funds management company with specific focus on technology related businesses. He has a Bachelor of Law degree from the Australian National University.

     Michael V. Howe has served as our President and Chief Executive Officer since January 2000. From December 1995 through December 1999, he was the Director of Marketing Communications for United Airlines, responsible for the United Mileage Plus loyalty rewards program and the United partnership program. Prior to joining United Airlines, he served as the Chief Executive Officer of Young and Rubicam Advertising in Detroit, Michigan from October 1990 to November 1995. He has a Bachelor of Business Administration from John Carroll University and a Master of Business Administration from Michigan State University.

     Alexander S. Dawson is currently one of our non-employee Directors. He served as our Chairman of CAT, our wholly owned subsidiary, from November 1992 to December 1999. From April 1987 to January 1991, he was Chief Executive Officer of Arnotts Ltd., Australia's largest biscuit and snack food manufacturing company. From January 1988 to December 1990, he was a member of the Business

Council of Australia. He served as Chairman of United Distillers (Australasia) Limited from August 1994 to March 1996. He has a Bachelor of Commerce degree from the University of New South Wales and a Master of Business Administration from Columbia University.

     Duncan P.F. Mount is currently one of our non-employee Directors. He served as a non-employee Director of CAT, our wholly owned subsidiary, from March 1999 to December 1999. From October 1996 to September 1999, he was the Asian adviser to CEF.TAL Investment Management Limited, a Hong Kong based joint venture between the Canadian Imperial Bank of Commerce, Cheung Kong Holdings Limited and TAL Investment Counsel. He spent 17 years in Hong Kong as the Managing Director of Gartmore Investment Management Limited from May 1980 to October 1988 and as managing director of CEF Investment Management Limited from May 1988 to October 1996, entities which are fund management and investment companies. From October 1996 to December 1998, he was Managing Director of CEF.TAL Australia Limited. He holds a Bachelor and Master of Arts degree in Economics and Law (Hons) from Cambridge University.

     John L. Lowry III has served as our Vice President and Chief Financial Officer since May 2000. From August 1992 to January 2000, he was Vice President Finance for Kelly Services, a Michigan based publicly held staffing services company, responsible for all financial activities for operations of over 500 staffing officers in 190 cities with annual sales exceeding $800 million. From August 1982 to July 1992 he was Corporate Controller and Senior Financial Officer for Crain Communications, a magazine publishing company in Michigan. Prior to this he was a senior Manager in Arthur Anderson. He has a Master of Business Administration from the University of Michigan.

     John Weihen is currently our Vice President--Finance and Administration and Secretary. He served in the same role in CAT, our wholly owned subsidiary, from November 1998 to December 1999. From October 1995 to November 1998, he served as General Manager Operations and Business Development for CAT. From June 1993 to September 1995, he was Senior General Manager Northeast Asia for the Australian Shipping Line, and from August 1991 to May 1993, he was Chief Operating Officer for Intag Limited, a proximity card technology company based in Sydney, Australia. From May 1988 to August 1991, he was an investment manager for Technology Investment Management Limited, a venture capital funds management group. Mr. Weihen holds a Diploma in Accountancy.

     Benjamin A. Garton is currently Vice President--Product Management & Development. He served in the same role with CAT, our wholly owned subsidiary, from March 1999 to December 1999. From November 1996 to February 1999 he was Manager Development for CAT and from September 1994 to October 1996 he was a Senior Systems Analyst for CAT. From October 1992 to August 1994, he was Development Manager at Citibank Australia with responsibilities for electronic funds transfer switching systems.

     Jonathan R.E. Adams is our Vice President--North American Implementation and Technical Services. From May 1996 to July 1998 he was the Director, Financial Markets, for Schlumberger Smart Cards and Systems based in New Jersey. From June 1994 to May 1996 he worked with MBNA America Corporation in strategic planning, involved with card system implementation and electronic commerce. He holds a Bachelor of Arts degree from Washington College and Master of Business Administration from Georgetown University.

     Carl H. Fisher is our Vice President--Business Development. From January 1997 to April 1998, he was a director and Vice President, Finance of ICOne, a smart card loyalty program company based in Salt Lake City, Utah. From July 1995 to January 1997, he was Chief Financial Officer and Chief Information Officer for Morinda Inc., a $100 million per year revenue wholesale sales company, From March 1987 to June 1995, he was founder and President of a financial consulting firm, Fisher Associates, assisting clients in areas of financial and computerized accounting systems. Prior to establishing his own business, for eight years he worked with Arthur Andersen and Price Waterhouse, specializing in areas of financial consulting with high growth technology companies in the Silicon Valley. He holds a Bachelor of Economics degree from Westminster College and a Bachelor of Accounting degree from the University of Utah.


     Justin C.A. Wescombe is our Vice President-Sales and Marketing, but will be leaving our employ in April, 2000. He served in the same role with CAT, our wholly owned subsidiary from July 1997 to November 1999. From March 1994 to June 1997, he was Vice President Sales and Marketing for International Financial Systems of Ireland, a provider of financial services software.

     Each of our directors holds office until the next annual meeting of stockholders or until his successor has been duly elected or qualified or until his earlier death, resignation or removal. Executive Officers are appointed by, and serve at the discretion of, our board of directors.

     Our board of directors has an audit committee. The audit committee, among other things, makes recommendations to the board of directors concerning the engagement of independent public accountants, monitors and reviews the quality and activities of our internal audit functions, and monitors the results of our operating and internal controls as reported by management and the independent public accountants. In order to comply with NASDAQ audit committee rules, effective as of July 1, 2000, Alan L. Gilman has consented to serve as a non-employee member of our board of directors and our audit committee. Mr. Gilman currently manages the Arthur Andersen Competency Center, specialising in retail consulting. From September 1992 to August 1999 he served as the managing partner of Senn-Delaney, a unit of Arthur Andersen specialising in the retail industry. In addition to his role with Senn-Delaney, he held worldwide leadership responsibility for Arthur Andersen retail industry and consumer products activities. Prior to September 1992, he was an Audit Partner at Arthur Andersen focusing primarily on retail distribution and advertising.

     Our board of directors does not have a compensation committee. Compensation for our Chief Executive Officer is determined by our board as a whole. Compensation for all of our other senior executives is recommended by our CEO to our board, which reviews all senior executive employment agreements. In recommending and determining compensation, our CEO and our board consider independent studies of comparable remuneration packages. Incentives in the form of stock options are generally offered.

ITEM 6. EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth, for the last three fiscal years, all compensation of our executive officers who were serving as executive officers at the end of 1999 and in addition the compensation of our President and CEO, who commenced employment on January 4, 2000.

                           SUMMARY COMPENSATION TABLE

                                                   Annual Compensation
                                        -------------------------------------------
                                                                      Other Annual
Name and                                                              Compensation
Principal Position           Year       Salary($)       Bonus($)         ($)(1)
------------------           ----       ---------       --------      -------------
Michael V. Howe
President and CEO            2000        240,000        60,000

David L. Mac. Smith
Director and Chairman        1999        172,640             0           4,425
                             1998        163,275             0          25,041(2)
                             1997        185,750             0           4,214

John M. Weihen
Vice President -
Finance and
Administration,
Secretary                    1999        129,100             0           4,425
                             1998        125,800             0           4,311
                             1997        148,600             0           4,214

Benjamin A. Garton
Vice President - Product
Development                  1999        88,936              0          11,969(3)
                             1998        64,783              0          11,611(3)
                             1997        85,148              0           4,214

Jonathan R.E. Adams
Vice President --
Implementation and
Technical Services           1999       125,000              0           0

Carl H. Fisher
Vice President --
Business Development         1999       150,000              0           0

Justin C.A. Wescombe
Vice President - Sales and
Marketing                    1999        92,400              0          36,700(4)
                             1998        90,039              0          35,761(4)
                             1997       107,236              0          41,364(4)

     (1) Includes Australian Superannuation Guarantee Levy, a compulsory payment that funds retirement benefits.

     (2)  Also includes payout of unused vacation.

     (3)  Also includes motor vehicle lease payments.

     (4) Includes shares of common stock issued in accordance with Mr. Wescombe's employment agreement valued as follows: 1999 - $32,275; 1998 - $31,450; 1997 - $37,150.



OPTION GRANTS IN LAST FISCAL YEAR

     The table below sets forth each grant of stock options to each of our executive officers for the year ended December 31, 1999.

                                                Individual Grants                              Potential Realizable
                            -----------------------------------------------------------           Value at Assumed
                              Number of        Percent of                                          Annual Rates of
                             Securities       Total Options                                  Stock Price Appreciation
                             Underlying        Granted to      Exercise                          for Option Term(4)
                              Options         Employees in    Price Per     Expiration       ------------------------
Name                         Granted(1)       Fiscal Year(2)   Share(3)        Date             5%              10%
----                        -----------       -------------   ---------    ------------      --------        --------
David L. Mac. Smith            50,000            14.20%         $ 6.50     Jun 24, 2000      $ 16,250        $ 32,500
                               50,000            14.20          $ 7.48     Jun 24, 2001      $ 38,335        $ 78,540
                               50,000            14.20          $ 7.80     Jun 24, 2003      $ 84,047        $180,999
                               50,000            14.20          $10.40     Jun 24, 2004      $143,666        $317,465
                              -------          -------
                              200,000            56.80%

John M. Weihen                  5,000             1.42%         $ 6.18     Sep 30, 2001      $  3,167        $  6,489
                                5,000             1.42          $ 6.18     Jun 30, 2002      $  3,167        $  6,489
                                5,000             1.42          $ 1.95     Mar 31, 2001      $  1,526        $  3,227
                              -------          -------
                               15,000             4.26%

Benjamin A. Garton             15,000             4.26%         $ 6.18     Jun 30, 2001      $  9,502        $ 19,467
                                7,500             2.13          $ 6.18     Jun 30, 2002      $  4,751        $  9,733
                                7,500             2.13          $ 6.18     Jun 30, 2003      $  4,751        $  9,733
                               20,000             5.68          $ 6.18     Jun 30, 2004      $ 12,669        $ 25,956
                              -------          -------
                               50,000            14.20%

Jonathan R.E. Adams             1,500             0.43%         $ 6.18      Jun 30, 2001      $    706        $  1,436
                                2,500             0.71          $ 6.18      Jun 30, 2001      $    772        $  1,544
                                3,500             0.99          $ 6.18      Jun 30, 2002      $  1,648        $  3,350
                                3,500             0.99          $ 6.18      Jun 30, 2002      $  2,215        $  4,539
                              -------           ------
                               11,000             3.12%

Carl H. Fisher                  1,250             0.36%         $ 6.18      Jun 30, 2001      $    759        $  1,553
                                1,250             0.36          $ 6.18      Jun 30, 2001      $    657        $  1,341
                                1,250             0.36          $ 6.18      Jun 30, 2001      $    556        $  1,128
                                1,250             0.36          $ 6.18      Jun 30, 2001      $    455        $    916
                              -------           ------
                                5,000             1.44%
Justin C. A. Wescombe              --                --              --               --            --              --


----------

(1)  Each such option will become fully vested as follows:

                                                      Individual Grants
                               -------------------------------------------------------------
                               Number of
                               Securities
                               Underlying                       Exercise
                                Options        Vesting          Price Per        Expiration
Name                           Granted(1)        Date           Share $            Date
----                           ----------    -----------        ---------       ------------
David L. Mac. Smith              50,000      Jul  1, 1999         6.50          Jun 24, 2000
                                 50,000      Jul  1, 2000         7.48          Jun 24, 2001
                                 50,000      Jul  1, 2001         7.80          Jun 24, 2003
                                 50,000      Jul  1, 1999        10.40          Jun 24, 2004

John M. Weihen                    5,000      Sep 30, 1999         6.18          Sep 30, 2001
                                  5,000      Jun 30, 2000         6.18          Jun 30, 2002
                                  5,000      Mar 10, 1999         1.95          Mar 31, 2001

Benjamin A. Garton               15,000      Jul  1, 1999         6.18          Jun 30, 2001
                                  7,500      Jul  1, 2000         6.18          Jun 30, 2002
                                  7,500      Jun 30, 2001         6.18          Jun 30, 2003
                                 20,000      Jun 30, 2002         6.18          Jun 30, 2004

Jonathan R.E. Adams               1,500      Dec 31, 1999         6.18          Jun 30, 2001
                                  2,500      Jun 30, 2000         6.18          Jun 30, 2001
                                  3,500      Dec 31, 2000         6.18          Jun 30, 2002
                                  3,500      Jun 30, 2001         6.18          Jun 30, 2002

Carl H. Fisher                    1,250      Jul 31, 1999         6.18          Jun 30, 2001
                                  1,250      Oct 31, 1999         6.18          Jun 30, 2001
                                  1,250      Jan 31, 2000         6.18          Jun 30, 2001
                                  1,250      Apr 30, 2000         6.18          Jun 30, 2001

     (2) Based on a total of 352,254 option shares granted to our employees during fiscal year 1999.

     (3) The exercise price per share of each option was equal to or greater than the fair market value of the common stock on the date of grant as determined by the board of directors. The exercise price may be paid in cash, or in shares of our common stock valued at the market value of such stock on the exercise date.

     (4) The potential realizable value is calculated based on the term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our predictions of our future stock price performance. The potential realizable value at 5% and 10% appreciation is calculated by assuming that the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

FISCAL YEAR END-OPTION VALUES

     The following table sets forth, for each of our executive officers, the number and value of securities underlying options that were held by such executive officers as of December 31, 1999. In 1999, 14,172 options were exercised by such executive officers.




                                    Number of
                               Securities Underlying            Value of Unexercised
                                Unexercised Options             In-the-Money Options
                              At December 31, 1999(1)          at December 31, 1999(2)
                              -----------------------         -------------------------
Name                          Vested         Unvested          Vested          Unvested
----                          -------        --------         --------         --------
David L. Mac. Smith           100,000         100,000         $280,000         $361,000

John M. Weihen                 30,000           5,000         $257,850         $ 25,350


Benjamin A. Garton             16,111          35,000         $121,152         $139,425

Jonathan R.E. Adams             1,500           9,500         $  7,605         $ 48,165

Carl H. Fisher                  2,500           2,500         $ 12,675         $ 12,675

Justin C. A. Wescombe          50,000          25,000(3)      $401,500         $120,250

     (1) The heading "Vested" refers to shares that were exercisable as of December 31, 1999; the heading "Unvested" refers to shares that were unexercisable as of December 31, 1999.

     (2) Based on a fair market value of our common stock as of December 31, 1999 of $11.25 per share.

     (3) Will not vest due to termination of employment as of April 30, 2000.

POST FISCAL YEAR END-OPTION GRANTS

     Since the end of our last fiscal year, we retained a new President and Chief Executive Officer, Mr. Michael Howe. Associated with his employment, we have granted options to Mr. Howe to purchase 315,000 shares of common stock. Of the shares underlying those options, 75,000 shares vested with the grant of the option and the balance vests quarterly over a five year period ending December 31, 2004. The expiration date of the options generally is December 31, 2008, or six months after cessation of employment, if earlier. The option exercise price will be the lowest of the volume-weighted average trading price of our shares on the Australian Stock Exchange for 30 days prior to listing on the Nasdaq National Market (converted to US$ at 0.65 per A$); the volume-weighted average trading price of our shares on the Nasdaq Smallcap Market for the 30 days immediately following listing on such Nasdaq Market; and the volume-weighted average trading price of Catuity shares on the Australian Stock Exchange for the month of January, 2000 (converted to US$ at 0.65 per A$).

     Since the end of our last fiscal quarter, we retained a new Chief Financial Officer, Mr. John Lowry. Associated with his employment, we are committed to issue options to Mr. Lowry to purchase 150,000 shares of common stock. Of the shares underlying those options, 50,000 shares vested with the grant of the option and the balance vests quarterly in equal amounts over a 5 year period ending June 30, 2006. The expiration date of the options is December 31, 2008, or six months after cessation of employment, if earlier. The option exercise price will be the lowest of the volume-weighted average trading price of our shares on the Australian Stock Exchange for 30 days prior to listing on the Nasdaq Smallcap Market (converted to US$ at the then current exchange rate per A$); the volume-weighted average trading price of our shares on the Nasdaq Smallcap Market for the 30 days immediately following listing on such Nasdaq Market; and the volume-weighted average trading price of Catuity shares on the Australian Stock Exchange for the month of April, 2000 (converted to US$ at the then current exchange rate per A$).

COMPENSATION OF DIRECTORS

     Each of our non-employee directors receives an annual director's fee of $16,138. Our Chairman and our President and CEO, who are executives and directors, receive only the executive compensation referred to above.

EMPLOYMENT AGREEMENTS

      MICHAEL V. HOWE. We entered into a five year employment agreement with our President and Chief Executive Officer, Michael Howe, effective January, 2000. Under the agreement, Mr. Howe is entitled to receive a base salary of $240,000, which is subject to annual review for possible increase by the Board in conjunction with performance. Mr. Howe is also entitled to receive a performance based bonus which will be determined by the Board each year as part of the budget review. For the first year, the bonus is fixed at $60,000 to be paid in four equal installments on March 31; June 30; September 30 and December 31, 2000. Mr. Howe received options to purchase up to 315,000 shares of common stock, which will vest 75,000 on commencement of employment and 12,000 at the end of each calendar quarter through the quarter ending December 31, 2004 contingent upon his continued employment at the quarter end. The option exercise price will be the lowest of the weighted average trading price of our shares on the Australian Stock Exchange for 30 days prior to listing on the Nasdaq National Market (converted to US$ at 0.65 per A$); the weighted average trading price of our shares on NASDAQ for the 30 days immediately following listing on NASDAQ; and the weighted average trading price of Catuity shares on the Australian Stock Exchange for the month of January, 2000 (converted to US$ at
0.65 per A$), but in no event less than 85% of the fair market value of our shares on date of grant. All options expire on the earlier of December 31, 2008 or the date six months after cessation of employment.

      If the agreement is terminated by us without cause, Mr. Howe is entitled to one year's written notice. We have the right to pay one year's base salary and accelerate 50% of the stock options scheduled to vest for that year to effect immediate termination. Mr. Howe may voluntarily terminate the agreement at any time provided we are given 6 months' advance written notice.

     DAVID L. MAC. SMITH. We entered into a three year employment agreement with our Chairman, David L. Mac. Smith, effective June 1, 1999. Under the agreement, Mr. Mac. Smith is entitled to receive a base salary of $174,282, subject to annual review for possible increase based on consideration of cost of living, level of responsibility, competitive remuneration, performance and increases awarded to our other employees. Mr. Mac. Smith is also entitled to payment by us of certain required Australian withholding amounts. During the term of his employment agreement and for various periods thereafter, Mr. Mac. Smith will have the right to purchase up to 200,000 shares of common stock as detailed above.

     The agreement may be terminated by Mr. Mac. Smith by giving six months' notice in writing. If a person or party gives notice of its intention to acquire, or acquires, more than 30% of the issued capital of the Company or any parent of the Company, all unvested shares and options will vest and Mr. Mac. Smith may terminate the agreement at any time within a period of six months following such event by giving three months' notice. We may terminate the agreement for cause or if Mr. Mac. Smith becomes unable to perform his duties or agreement has not been reached prior to June 1, 2001 on continued employment after the term. On termination of the agreement by either party for any reason, we shall pay Mr. Mac. Smith the then prevailing basic salary package for 12 months from the effective date of termination, payable monthly in arrears in equal installments secured by a bank guarantee or such other installments and security as may be mutually agreed. If the agreement is terminated by us, Mr. Mac. Smith must resign as a Director.

      Under Mr. Mac. Smith's previous employment contract, entered into on May 1, 1995, he was entitled to the equivalent of 10% of any shares issued until the time we became listed on the ASX. A loan from us was made available to acquire these shares. At December 31,1999, this non-interest bearing loan to Mr. Mac. Smith amounted to $593,043. Our recourse for repayment of the loan is limited to dividends and share sale proceeds. Mr. Mac. Smith may transfer shares subject to the loan to members of his family or entities controlled by one or more members of his family without any obligation to repay the loan. However, the sale or any transfer or any disposal of the shares to any other person will trigger repayment of the loan applicable to such shares.

      JOHN L. LOWRY III. We entered into a 5 year employment agreement with our Chief Financial Officer, John Lowry, effective May, 2000. Under the agreement, Mr. Lowry is entitled to receive a base salary of $150,000 which is subject to annual review for possible increase by the board in conjunction with performance. Mr. Lowry is also entitled to receive a performance based bonus which will be determined by the board each year as part of the budget review. For the first year, the bonus is fixed at a minimum of $10,000 to be paid on or before March 31, 2001. Mr. Lowry received options to purchase up to 150,000 shares of common stock, of which 50,000 will vest on commencement of employment and 5,000 will vest at the end of each calendar quarter through the quarter ending June 30, 2005 contingent upon his continued employment at the quarter end. The option exercise price will be the lowest of the weighted average trading price of our shares on the Australian Stock Exchange for 30 days prior to listing on the NASDAQ Smallcap Market (converted to US$ at the ten current exchange rate per A$); the weighted average trading price of our shares on NASDAQ for the 30 days immediately following listing on NASDAQ; and the weighted average trading price of Catuity shares on the Australian Stock Exchange for the month of April, 2000 (converted to US$ at the ten current exchange rate per A$), but in no event less than 85% of the fair market value of our shares on date of grant. All options expire on the earlier of December 31, 2008 or the date six months after cessation of employment.

      If the agreement is terminated by us without cause, Mr. Lowry is entitled to nine month's written notice. We have the right to pay nine month's base salary to effect immediate termination. Mr. Lowry may voluntarily terminate the agreement at any time provided we are given 6 months' advance written notice.

      JOHN WEIHEN. We entered into an employment agreement with the Vice President - Finance and Administration, Treasurer and Secretary, Mr. J. Weihen, effective November 1, 1996. The employment agreement was extended through June 30, 2001. Under the agreement, Mr. Weihen is entitled to receive annual remuneration of $130,000, subject to annual CPI increases. During the term of his employment and for various periods thereafter, Mr. Weihen will have the right to purchase 35,000 shares of common stock as detailed above at $6.18 and $1.95 per share. If the agreement is terminated by us without cause, Mr. Weihen is entitled to a minimum of 9 months written notice. Mr. Weihen may terminate the agreement for significant and serious personal or family reasons upon 4 months written notice.

      BENJAMIN GARTON. We entered into a two year employment agreement with our Vice President - Product Development, Mr. B. Garton, effective April 1, 1999. Under the agreement, Mr. Garton is entitled to receive annual remuneration of $107,250 subject to annual CPI increases. Mr. Garton will have the right to purchase 51,111 shares of common stock as detailed above. If the agreement is terminated by us without cause, Mr. Garton is entitled to a minimum of 9 months written notice. Mr. Garton may terminate the agreement for significant and serious personal or family reasons upon 6 months written notice.

      JONATHAN R.E. ADAMS. We entered into a one year employment agreement year with our Vice President - Implementation and Technical Services, Mr. J. Adams, effective August 9, 1999. Under the agreement, Mr. Adams is entitled to receive annual remuneration of $125,000. During the term of his employment and for various periods thereafter, Mr. Adams will have the right to purchase 11,000 shares of common stock as detailed above at $6.18 per share. If the agreement is terminated by us without cause, Mr. Adams is entitled to a minimum of 2 months written notice. Mr. Adams may voluntarily terminate the agreement at any time provided we are given 2 months written notice.

      CARL H. FISHER. We entered into a one year employment agreement with our Vice President - Business Development, Mr. C. Fisher, effective May 1, 1999. Under the agreement, Mr. Fisher is entitled to receive annual remuneration of $150,000. During the term of his employment and for various periods thereafter, Mr. Fisher will have the right to purchase 5,000 shares of common stock as detailed above at $6.18 per share. If the agreement is terminated by us without cause, Mr. Fisher is entitled to a minimum of 2 months written notice. Mr. Fisher may voluntarily terminate the agreement at any time provided we are given 2 months written notice.

      JUSTIN WESCOMBE. We entered into a three year employment agreement with our Vice President - Sales and Marketing, Mr. J. Wescombe, effective August 1, 1998. Under the agreement, Mr. Wescombe is entitled to receive annual remuneration of $130,000, subject to annual CPI increases. That remuneration includes shares in us valued at $2,690 per month issued at the end of each quarter at the last sale price on the ASX at the end of each month. During the term of his employment and for various periods thereafter, Mr. Wescombe will have the right to purchase 75,000 shares of common stock as detailed above.

      We and Mr. Wescombe have mutually agreed to terminate his employment agreement, effective April 30, 2000 as a result of Mr. Wescombe being unable to relocate to the US due to family reasons. As a result of the termination, Mr. Wescombe's 25,000 unvested shares will not vest.

Catuity, Inc. Stock Option Plan

      In March 2000, the Board adopted, and the stockholders approved, our Catuity Inc. Stock Option Plan. The plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to employees and of nonstatutory stock options to employees, non-employee directors and consultants. The plan is administered and interpreted by the Board or a committee designated by the Board. It will terminate in 2010.

      As of March 31, 2000, the plan authorized the issuance of options to purchase up to 750,000 shares of common stock, of which options to purchase up to 315,000 shares were outstanding as a result of the grant of options to our President and Chief Executive Officer.

      The plan administrator has discretion, within the limits of the plan, to select optionees and to determine the number of shares to be subject to each option and the exercise price and vesting schedule of each option. The exercise price of incentive stock options granted under the plan must at least be equal to the fair market value per share of the common stock on the date of grant and the exercise price of nonstatutory stock options granted under the plan must be greater than or equal to 85% of the fair market value per share of the common stock on the date of grant. With respect to any participant who is a 10% stockholder, the per share exercise price of any stock option granted under the plan must equal at least 110% of the fair market value of the common stock on the grant date and the maximum term of the option must not exceed five years. The term of all other options granted under the plan may not exceed ten years.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      ITEM 6 "EXECUTIVE COMPENSATION" sets forth the details of employment agreements with our executive officers, Messrs. Howe, Mac. Smith, Lowry, Weihen, Wescombe, Garton, Adams and Fisher. ITEM 6 also sets forth details concerning the grant of options to those executive officers.

      In September, 1999 we entered into a three year Service Contract with Mr. Lance O'Connor, who was a director of CAT at that time, to provide assistance and management of our advisors in the United States. The services related to establishment of the US office, general management of our affairs in the United States, development of administration and financial reporting systems, preparation of budgets and accounting reporting procedures and capital markets. On March 1, 2000, the arrangement with Mr. O'Connor was terminated as a result of our decision to establish our principal U.S. office in Detroit, rather than San Francisco (where Mr. O'Connor is located) and completion of certain projects. Under the contract, Mr. O'Connor received an annual service fee (including Australian fringe benefits tax) of $20,000 plus an annual accommodation allowance of $40,000 and an accountable expense allowance of $40,000.

      In January 1999 we entered into a share placement agreement with BNP Equities (Australia) Limited, (BNP) to place 300,000 shares at $2.71 per share to institutional clients of BNP, raising $813,333. One of the sub-underwriters in the placement was Boom Australia Pty Limited, which subscribed for 25,000 shares or 8.33% of the shares placed. Boom Australia Limited is an investment company of which Mr. Mount is a Director. At that time Mr. Mount was not a Director of Catuity or CAT.

      On March 19, 1999, Mr. Mount became a Director of CAT and in December 1999 became a Director of Catuity. On March, 26 1999, we entered into an agreement with BNP to underwrite the exercise of up to 941,088 options due to expire June 30, 1999 and exercisable at $4.84 each and the placement of 150,000 shares at $4.84 per share to clients of BNP,

$726,188. Boom Australia Limited subscribed for 100,000 shares, or 66.67% of the shares placed and received a sub-underwriting fee for sub-underwriting the exercise of the options.

     In September 1999, CAT requested approval from The Supreme Court of New South Wales, Australia, to hold shareholder and optionholder meetings to consider, and if thought fit approve arrangements to restructure CAT's share capital. Under the restructure shareholders and optionholders in CAT would exchange their securities and entitlements (following a reverse stock split of 1 for 10) for an equal number of securities and entitlements in a newly formed Delaware company (NovaTec Inc, which subsequently changed its name to Catuity Inc.). The restructure was approved at Court-ordered meetings of shareholders and optionholders and implemented in November, 1999. Implementation of the restructure has resulted in Catuity Inc. acquiring all CAT shares for an equivalent number of shares in Catuity. All employees holding options in CAT received an equivalent number of options, with the same terms and conditions, in Catuity. Non-employee options were restructured differently, but with the resulting effect that they were placed in the same position as all other optionholders. Mr. O'Connor and Mr. Dawson, two directors of CAT, were part of the non-employee optionholder arrangements under share option and put and call share deeds.

     In August 1996, Heath Fielding Australia Pty Limited, Jenolan Pty Limited and Krislan Pty Limited entered into a loan agreement with CAT which loan was secured by the assets of CAT. At the time of the agreement, Len Hanning was a director of CAT and a director of Heath Fielding Australia Pty Limited. Mr. Hanning resigned as a director of CAT in March 1998. At the time, Mr. O'Connor was a director of CAT and a director and shareholder in both Jenolan Pty Limited and Krislan Pty Limited. In March 1997, Jenolan and Krislan agreed to release the security and convert their outstanding loan balance of $1,004,556 into 450,675 shares of CAT at $2.23 per share. Heath became the sole security holder for their loan of $1,691,618. In May 1999, CAT entered into an agreement with Heath Group Australasia Pty Limited (HGA) (formerly Heath Fielding Australia Pty Limited) and Industrial Superannuation Administrative Services Limited (ISAS) whereby HGA and ISAS agreed to grant CAT an option to buy-back 332,588 shares at $5.50 per share any time up to July 18, 2000. The buy-back option was contingent upon CAT undertaking to immediately repay $839,981 of the outstanding loan amount of $1,593,549 and the balance pro rata to the percentage of shares purchased under the option. In addition HGA and ISAS undertook to exercise all their June 30, 1999 options and to sell the 263,233 shares resulting from the option exercise together with the balance of 220,921 shares they held by June 30, 1999. All these transactions were completed. The buy back option now applies to Catuity shares. CAT can exercise the option to buy-back shares in a maximum of three payments subject to making pro rata repayments of the outstanding balance of the loan. At the end of the option exercise period any balance of the loan remaining outstanding will be subject to the terms and conditions of the original loan agreement which provides for repayment when in the opinion of the directors of CAT, CAT has sufficient surplus fund available to permit repayment of the loan balance. The outstanding loan balance after July 18, 2000 may be called by HGA in the event of default by CAT in performance of the loan terms.

ITEM 8. LEGAL PROCEEDINGS

     There is no action, suit, proceeding or investigation pending or, to our knowledge, threatened against us, including any investigation of any governmental authority or body.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     CAT was listed on the Australian Stock Exchange (ASX) under the trading symbol "CAT" from July 11, 1997 to November 22, 1999. On November 23, 1999, upon our acquisition of CAT, we replaced CAT as the listed entity on the ASX under the same trading symbol. We continue to be traded on the ASX. We are applying for listing on the Nasdaq National Market in conjunction with the filing of this registration statement. There previously has been no United States market for our common stock.

     Our high and low sales prices on the ASX for each quarter within the last two fiscal years and for the quarter ended March 31, 2000 are shown below, both in Australian dollars and in United States dollars.

     As of March 31, 2000, 1,123,956 shares of our common stock were subject to outstanding options, warrants or other securities convertible into our common stock.

                                    High               Low               High                  Low
Period                         (Australian $)     (Australian $)    (United States $)    (United States $)
------                         --------------     --------------    -----------------    -----------------
Fiscal Year 1998:

First Quarter 1998                  $4.50              $3.00             $2.98                 $1.99
Second Quarter 1998                 $4.40              $2.60             $2.73                 $1.62
Third Quarter 1998                  $3.50              $2.10             $2.08                 $1.25
Fourth Quarter 1998                 $2.60              $2.05             $1.59                 $1.26

Fiscal Year 1999:

First Quarter 1999                  $9.90              $2.40             $6.28                 $1.52
Second Quarter 1999                 $15.10             $7.60             $9.98                 $5.03
Third Quarter 1999                  $12.50             $8.00             $8.16                 $5.22
Fourth Quarter 1999                 $24.40             $11.70            $16.03                $7.69

Fiscal Year 2000

First Quarter 2000            $23.90             $15.50            $14.50                $9.40

     All currency conversions are based on the prevailing A$ to US$ rate applicable on the last day of each respective quarter.

     As of March 31, 2000, there were approximately 4,169 stockholders of record of our common stock as reported to us by Computershare Registry Services Pty Limited, our transfer agent.

     To date, we have not paid any dividends on our common stock and do not expect to do so in the foreseeable future. We expect to retain all earnings to finance the growth and development of our business.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

      The sales described in this Item occurred outside of the United States and were not required to be registered under United States securities laws.

CURRENT FISCAL YEAR TO DATE

      In January, 2000, we issued 500 shares at $5.76 per share as a result of the exercise of stock options. In February, 2000, we issued 1,526 shares at $8.28 per share in connection with an employment agreement; 500 shares at $5.76 and 2,000 shares at $1.82 as a result of the exercise of stock options; and 6,667 shares of common stock at $4.55 per share as a result of the exercise of stock options.

      On March 2, 2000, Zip/Gun D.O.A. Pty. Limited was issued 610 shares at a price of $9.95 per share as payment for services rendered under a services contract which concluded in December, 1999.

     On March 14, 2000, we issued 2,000 shares at $1.82 per share and 1,000 shares at $5.76 per share as a result of the exercise of employee stock options. On March 21, 2000, we issued Martin E. Jarvis & Company Inc. 1,500 shares at $10.31 per share as partial payment for consulting services.

FISCAL YEAR ENDED DECEMBER 31, 1999

      In December, we issued 340,000 shares at $11.17 per share to institutional clients of BNP Equities (Australia) Limited, raising $3,798,038 to provide working capital.

      In November, we concluded the Court-approved restructure, which resulted in the issue of 125 shares by CAT as free bonus shares for the purpose of rounding following the one-for-ten reverse stock split. This bonus issue was immediately followed by the issue of 6,389,269 shares in us to CAT's shareholders under the restructure in exchange for 100% of the shares outstanding of CAT.

      Prior to the restructure, the formation of Catuity and CAT becoming our wholly owned subsidiary, CAT sold the following unregistered securities in the fiscal year ended December 31, 1999:

- In January, CAT issued 300,000 shares at $2.76 per share to clients of BNP Equities (Australia) Limited, raising $827,946 to be used for working capital.

- In March, CAT entered into an underwriting agreement with BNP Equities (Australia) Limited to underwrite the exercise of 941,088 options. Between April 1 and June 30, a total of 921,458 options were exercised by option holders resulting in the issue of 921,458 shares at $4.93 per share. In July, 19,630 shares were issued at a per share price of $4.93 to the underwriters representing the shortfall in options exercised. As part of the underwriting agreement there was a placement of 150,000 shares at $4.93 per share to the sub-underwriters, raising $739,238.

- During the year, the following shares of common stock were issued as a result of the exercise of employee options:

                Month       Number of Shares          Exercise Price
               -------      ----------------          --------------
               January          41,500                    $1.97
               February          1,500                    $1.97
               March             6,559                    $4.93
               May               2,500                    $1.97
               August            1,500                    $1.97
               September         4,000                    $1.97
               October           7,000                    $1.97
               November          6,500                    $1.97

- In August, CAT issued 6,657 shares to Justin C.A. Wescombe in accordance with his employment agreement. These shares were issued as follows: 4,082 shares at $2.04 per share; 1,450 shares at $5.65 per share and 1,125 shares at $7.29 per share.

FISCAL YEAR ENDED DECEMBER 31, 1998

      In 1998, CAT issued to Cabcharge Australia Pty Limited shares as consideration due under an agreement for the purchase of the business and assets of Transcard Australia Pty Ltd. The consideration was payable in 4 tranches of shares at a value of $153,150 determined by the average sale price of shares in the preceding quarter. The first tranche was paid in 1997 (see below). In January, CAT issued 49,420 shares at $3.12 per share, in April CAT issued 68,177 shares at $2.67 per share and in July CAT issued 69,897 shares at $2.21 per share to Cabcharge Australia Pty Limited, all under the terms of the purchase agreement.

      In February, CAT issued 3,364 shares at a per share price of $2.28 to Justin C.A. Wescombe and 11,858 shares at a per share price of $1.84 to M. Spooner, in accordance with their employment service contracts.

      In May, CAT issued 3,363 shares at a per share price of $2.28 to Justin C.A. Wescombe and 14,294 shares at a per share price of $1.84 to M. Spooner, in accordance with their employment service contracts.

      In August, CAT issued 4,140 shares at a per share price of $1.85 to Justin C.A. Wescombe and 14,502 shares at a per share price of $2.11 to M. Spooner, in accordance with their employment service contracts.

      In November, CAT issued 5,388 shares at a per share price of $1.42 to Justin C.A. Wescombe and 19,459 shares at a per share price of $1.57 to M. Spooner, in accordance with their employment service contracts.

      In May, 1,500 shares were issued at $1.84 per share to employees following the exercise of options.

      In May, CAT issued 750,000 shares at $1.84 per share to clients of Prudential-Bache Securities (Australia) Limited, raising $1,378,350 to be used for working capital.

FISCAL YEAR ENDED DECEMBER 31, 1997

      In March, CAT issued 1,333,333 shares at $1.95 per share to clients of Prudential-Bache Securities (Australia) Limited, raising $2,601,200 to be used for working capital.

      In May, CAT issued 450,675 shares at $1.95 per share to Jenolan Pty Ltd on conversion of $879,222 in convertible notes. Also in May, 136,282 shares were issued at $1.95 per share to Mr. Mac. Smith in accordance with his employment service agreement. In that purchase, Mr. Mac. Smith executed a non-recourse loan in the amount of $303,773 repayable from dividends and the sales proceeds of the shares.

      In May, CAT conducted a public offering of shares at $1.95 per share, underwritten by Prudential-Bache Securities (Australia) Limited. A total of 399,800 shares were issued, raising $779,970 for working capital.

      In September, CAT issued 142,858 shares at $4.55 per share which raised $650,300 to fund initial overseas marketing expenses. Also in September, 6,867 shares were issued to employees at $1.95 per share following the exercise of employee options.

      In October, CAT issued 35,714 shares at $4.55 per share to Cabcharge Australia Pty Limited, being the first tranche of consideration due under an agreement for the purchase of the business and assets of Transcard Australia Pty Ltd. The consideration was payable in 4 tranches of shares to be valued at $162,575 determined by the average sale price of shares in the preceding quarter (see above for additional payments).

      In October, CAT issued 25,632 shares following the exercise of 5,006 options at $3.12 per share by Alexander S. Dawson; 16,666 options at $3.12 per share by Heath Fielding Australia Pty Ltd and 3,960 options at $1.95 per share by employees.

      In November, CAT issued 1,669 shares at $4.10 per share to Justin C.A. Wescombe in accordance with his employment service contract.

      Also in November, 1,500 shares were issued to employees following the exercise of employee options at $1.95 per share.

GENERAL

      All of the above CAT shares were exercised for Australian dollars; the exchange rates used to convert Australian dollars to United States dollars are the same as those used to convert balance sheet figures for the respective fiscal years. The respective exchange rates are US$0.6066 for 2000, US$0.6571 for 1999, US$0.6126 for 1998
and US$0.6503 for 1997 per $A.

      All share numbers reflect the impact of the one for ten reverse stock split completed in November 1999. All share prices have been rounded to the nearest cent. Where underwriters' fees were paid, the fees have been deducted from the issued capital in the financial statements, but the gross receipts before such fees are indicated above.

      At March 31, 2000, we had 6,745,572 shares of common stock outstanding.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     Our authorized capital consists of 110,000,000 shares, of which 100,000,000 shares are denominated common stock, par value $0.001 per share and of which 10,000,000 shares are denominated preferred stock, par value $0.001 per share. A total of 6,745,572 shares of common stock were issued and outstanding as of March 31, 2000. Also outstanding as of that date were options held by third parties to purchase an aggregate of 1,123,956 shares of common stock. No preferred stock has been issued.

     Holders of common stock are entitled to one vote for each share standing in his or her name. The holders of common stock may receive cash dividends as declared by the Board of Directors out of funds legally available therefor. Each share of common stock is entitled to share pro rata in distributions upon liquidation. Holders of common stock are entitled to participate in the election of all directors. The holders of common stock do not have cumulative voting rights in the election of directors. The outstanding shares of common stock are fully paid and non-assessable. Holders of common stock do not have subscription, redemption, conversion, liquidation or preemptive rights. The rights of the holders of common stock will also be subject to the rights and preferences of the holders of the company's preferred stock, as designated by our Board of Directors.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by the Delaware General Corporation Law, our Certificate of Incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     -  under Section 174 of the Delaware General Corporation Law; and

     - for any transaction from which the director derived an improper personal benefit.

     Our bylaws further provide that we must indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law. We currently maintain liability insurance for our officers and directors.

     There is no pending litigation or proceeding involving any of our directors, officers, employees or agents as to which indemnification is being sought. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for such indemnification.

      We have entered into indemnification agreements with each of our directors. These agreements require us, among other things, to indemnify each director for certain expenses (including attorneys' fees), judgments, fines, penalties and settlement amounts incurred by any such person in any threatened, pending or completed action, suit or proceeding or by reason of any event or occurrence arising out of such person's services as a director. Under various employment agreements, we also have agreed to indemnify various officers for any cost, loss, damage or liability (including legal fees) incurred in connection with any action brought against the officer arising from the performance of his duties.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The financial statements and supplementary data required by this Item are filed as part of this Form 10. See Index to Financial Statement Information at page F-1 of this Form 10.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a)  FINANCIAL STATEMENTS

     1. Our financial statements are filed as part of this Registration Statement on Form 10. See Index to Financial Statement Information at page F-1.

     2. The following financial schedules are included for the three years ended December 31, 1999 and the three month periods ended March 31, 1999 and 2000:
Schedule II -- Valuation and Qualifying Accounts, at page F-22. Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the consolidated financial statements or notes.

(b)  EXHIBITS

      2.1++ Implementation Agreement between Chip Application Technologies Limited and NovaTec Inc.

      3.1++   Certificate of Registration of Card Technologies Australia Limited

      3.2++ Certificate of Registration on Change of Name from Card Technologies Australia Limited to Chip Application Technologies Limited

      3.3++   Certificate of Incorporation of NovaTec Inc.

      3.4++ Certificate of Amendment to the Certificate of Incorporation of NovaTec Inc.

      3.5++   Bylaws of NovaTec Inc.

     10.1++ Put and Call Option Deed of A.S. Dawson in Respect of Shares of Chip Application Technologies Limited

     10.2++   Share Option Deed of A.S. Dawson in Respect of Shares of NovaTec
              Inc.

     10.3++   Employment Agreement of Michael V. Howe

     10.4++   Executive Services Agreement of David L. Machattie Smith

     10.5++   Deed of Employment of Benjamin Garton

     10.6++ Employment Contract of Justin Wescombe and Employment Contract Amendment

     10.7++   Deed of Employment of John Weihen

     10.8++   Services Agreement of Jonathan Adams

     10.9++   Services Agreement of Carl H. Fisher

     10.10    Employment agreement of John H. Lowry III

     10.11++ Lease for premises located at 68-72 Wentworth Avenue Surry Hills, New South Wales, Australia

     10.12++ Lease for premises located at 2711 East Jefferson Avenue, Detroit, Michigan

     10.13++* Research and Development Start Grant for Chip Application
              Technologies Limited

     10.14++ Smart Loyalty Technical Work Group Agreement between Visa U.S.A. and Chip Application Technologies Limited

     10.15++ Partner Program Loyalty Services Agreement between Visa International Service Association and Chip Application Technologies Limited

     10.16++* Software Remarketing Agreement between IBM and Chip Application
              Technologies Limited

     10.17++* Marketing Support Plan between IBM and Chip Application
              Technologies Limited

     10.18++ Operation Reseller Agreement between Catuity Inc. and Data Pro Accounting Software, Inc.

     10.19++ Sun Microsystems Computer Company and Chip Application Technologies Limited Joint Marketing Agreement

     10.20++ Cooperative Agreement between Chip Application Technologies Limited and Global Transaction Company

     10.21++ Technology Partnership Agreement between Chip Application Technologies Limited and Gemplus Technologies Asia Pte Ltd.

     10.22++ Memorandum of Understanding between De La Rue Cartes et Systemes and Chip Application Technologies Limited

     10.23++ Loan Repayment and Option Agreement among Chip Application Technologies Limited, Health Group Australia Pty Limited and Industrial Superannuation Administration Services Limited

     10.24++  Form of Indemnification Agreement

     10.25++ Form of Stock Option Plan and Form of Stock Option Agreement under Plan

     27.1++   Financial Data Schedule

     *  Confidential treatment requested.

     ++ Previously filed.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CATUITY INC.

Dated: May 15, 2000
      -----------------                 By:  /s/ Michael V. Howe
                                             -----------------------------------
                                             Name:  Michael V. Howe
                                             Title: President and Chief
                                                      Executive Officer

                                  CATUITY INC.


                              FINANCIAL STATEMENTS


                       THREE YEARS ENDED DECEMBER 31, 1999

                                       AND

                        THREE MONTHS ENDED MARCH 31, 2000
                                   (UNAUDITED)

                          INDEX TO FINANCIAL STATEMENTS



                                                                            Page
                                                                            ----
     Independent Auditors Report..........................................    F-3

     Consolidated Balance Sheets as at December 31, 1998 and 1999 and as
     at March 31, 2000 (unaudited)........................................    F-4

     Consolidated Statement of Operations for the years ended December
     31, 1997, 1998 and 1999 and for the three month period ended March
     31, 1999 and 2000 (unaudited)........................................    F-5

     Consolidated Statement of Stockholders' Equity for the years ended
     December 31, 1997, 1998 and 1999 and for the three month period
     ended March 31, 2000 (unaudited).....................................    F-6

     Consolidated Statement of Cash Flows for the years ended December
     31, 1997, 1998 and 1999 and for the three month period ended March
     31, 1999 and 2000 (unaudited)........................................    F-7

     Notes to Consolidated Financial Statements...........................    F-8

                  REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS

        The Board of Directors and Stockholders
        Catuity Inc.

               We have audited the accompanying consolidated balance sheets of Catuity Inc., as at December 31, 1998 and 1999 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

               We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Catuity Inc., at December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.



                                 ERNST AND YOUNG



        Sydney, Australia
        February 18, 2000

                                  CATUITY INC.

                           CONSOLIDATED BALANCE SHEETS

                            (AMOUNTS IN U.S. DOLLARS)


                                                                              DECEMBER 31                   MARCH 31
                                                                        1998               1999               2000
                                                                    ------------       ------------       ------------
                               ASSETS                                                                      (UNAUDITED)
           Current Assets:
               Cash and cash equivalents                            $    148,789       $  5,269,757       $  3,847,152
               Accounts receivable, less allowance of
                 nil in 1998, and $157,704 in 1999 and
                 $145,440 in March 2000                                   10,791            429,159            235,976
               Inventories, net                                          151,187             65,781             60,724
               Prepaid expenses                                           33,495             67,016             12,264
               Restricted cash                                            72,164            178,054            164,577
               Other                                                      38,234              2,519             37,000
                                                                    ------------       ------------       ------------
           Total current assets                                          454,660          6,012,286          4,357,693

           Non Current Assets:
                Property, plant and equipment, net                       170,890            242,038            245,304
                Other                                                     13,316                 --                 --
                                                                    ------------       ------------       ------------
           Total non current assets                                      184,206            242,038            245,304
                                                                    ------------       ------------       ------------
           Total assets                                             $    638,866       $  6,254,324       $  4,602,997
                                                                    ============       ============       ============

                        LIABILITIES AND STOCKHOLDERS'
                                    EQUITY
           Current Liabilities:
               Accounts payable                                     $    310,066       $    560,906       $    332,212
               Accounts payable to shareholders                           17,650                 --                 --
               Accrued expenses                                          116,846            301,630            202,596
               Deferred income                                            58,359                 --                 --
               Accrued compensation                                       81,189            118,054            120,641
               Trust liability                                            72,164            157,685            145,566
                                                                    ------------       ------------       ------------
           Total current liabilities                                     656,274          1,138,275            801,015

           Non Current Liabilities:
               Borrowings from shareholders                            1,593,549            854,230            788,580
               Accrued compensation                                           --             20,588             32,457
                                                                    ------------       ------------       ------------
           Total non current liabilities                               1,593,549            874,818            821,037

           Commitments and Contingencies (Note 6)                             --                 --                 --

           Stockholders' equity:
                Common stock - no par value Authorized - 100
                  million shares
                Issued and outstanding - 4,920,340 in 1998,
                  6,729,269 in 1999 and 6,745,572 at March 2000,
                  respectively                                        11,969,007         21,519,333         21,605,896
                Additional paid-in capital                               210,019          2,685,195          3,461,693
                Shareholder loans                                       (806,146)          (757,733)          (757,733)
                Foreign currency translation reserve                     412,716            401,073             95,242
                Accumulated deficit                                  (13,396,553)       (19,606,637)       (21,424,153)
                                                                    ------------       ------------       ------------
           Total stockholders' equity                                 (1,610,957)         4,241,231          2,980,945
                                                                    ------------       ------------       ------------
                                                                    $    638,866       $  6,254,324       $  4,602,997
                                                                    ============       ============       ============

                             See accompanying notes

                                  CATUITY INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                            (AMOUNTS IN U.S. DOLLARS)


                                                                                                      THREE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31                          MARCH 31
                                                                                                          (UNAUDITED)
                                                 -------------------------------------------     ---------------------------
                                                     1997            1998            1999            1999            2000
                                                 -----------     -----------     -----------     -----------     -----------
Revenues:
License revenue                                  $   581,769     $   135,235     $   540,759     $    56,084     $        --
Service revenue                                      179,270         156,298          97,623          27,987          30,206
Grant revenue                                        127,053         410,756         572,521          95,160         137,052
                                                 -----------     -----------     -----------     -----------     -----------
Total revenues                                       888,092         702,289       1,210,903         179,231         167,258

Costs and expenses:
Research and development and testing               1,415,837       1,309,784       1,398,489         257,698         377,636
Selling and relationship development                 708,921         914,622         956,911         117,148         439,899
General and administrative                           998,061         693,979       1,255,096         203,614         258,819
Stock compensation                                   218,646          (8,627)      2,475,175         942,883         776,498
Non recurring charges                                848,585              --       1,294,636          81,357         166,644
                                                 -----------     -----------     -----------     -----------     -----------
Total costs and expenses                           4,190,050       2,909,758       7,380,307       1,602,700       2,019,496
                                                 -----------     -----------     -----------     -----------     -----------

Operating loss                                    (3,301,958)     (2,207,469)     (6,169,404)     (1,423,469)     (1,852,238)
                                                 -----------     -----------     -----------     -----------     -----------

Other income (expense):
Interest income                                       57,601          20,186         115,631           5,318          59,314
Interest expense - related party                    (272,483)       (196,865)       (156,311)        (48,953)        (24,592)
                                                 -----------     -----------     -----------     -----------     -----------
Total other income (expense)                        (214,882)       (176,679)        (40,680)        (43,635)         34,722
                                                 -----------     -----------     -----------     -----------     -----------

Loss before taxes                                 (3,516,840)     (2,384,148)     (6,210,084)     (1,467,104)     (1,817,516)
Provision for Income taxes                                --              --              --              --              --
                                                 -----------     -----------     -----------     -----------     -----------

Net Loss                                         $(3,516,840)    $(2,384,148)    $(6,210,084)    $(1,467,104)    $(1,817,516)
                                                 ===========     ===========     ===========     ===========     ===========

Net loss per share - basic                       $     (1.15)    $     (0.53)    $     (1.05)    $     (0.28)    $     (0.27)
                                                 ===========     ===========     ===========     ===========     ===========

Net loss per share - diluted                     $     (1.05)    $     (0.53)    $     (1.05)    $     (0.28)    $     (0.27)
                                                 ===========     ===========     ===========     ===========     ===========

Weighted average shares outstanding - basic        3,065,840       4,473,257       5,913,613       5,182,171       6,737,497
                                                 ===========     ===========     ===========     ===========     ===========

Weighted average shares outstanding - diluted      3,342,839       4,473,257       5,913,613       5,182,171       6,737,497
                                                 ===========     ===========     ===========     ===========     ===========

                             See accompanying notes

                                  CATUITY INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                            (AMOUNTS IN U.S. DOLLARS)


                                                                  Issued Capital
                                                                                          Additional Paid    Shareholder
                                                             Shares         Amount          in Capital          Loans
                                                            ---------     ------------     ------------     ------------
Balances at December 31, 1996                               1,370,648     $  3,166,463     $    964,108     $   (502,373)
   Issuance of common stock                                 1,877,660        4,209,862          428,640
   Shares issued through loans to employees                   136,282          303,773
   Shareholder loans                                                                                            (303,773)
   Exercise of options                                         33,999           79,509           29,065
   Issuance of shares in consideration
     for acquisition of Transcard assets                       35,714           79,602          106,143
   Share issuance costs                                                                        (379,033)
   Conversion of note to common stock                         450,675        1,004,555
   Stock based compensation                                                                     218,646
   Comprehensive income
      Net loss
      Foreign currency translation reserve

   Comprehensive income
                                                            ---------     ------------     ------------     ------------
Balances at December 31, 1997                               3,904,978     $  8,843,764     $  1,367,569     $   (806,146)
   Issuance of common stock                                   826,368        1,463,999          108,503
   Restructure of par value of shares                                        1,279,258       (1,279,258)
   Exercise of options                                          1,500            2,831
   Share issuance costs                                                                         (70,763)
   Issuance of shares in consideration
     for acquisition of Transcard assets                      187,494          379,155           92,595
   Stock based compensation                                                                      (8,627)
   Comprehensive income
     Net loss
     Foreign currency translation reserve

   Comprehensive income
                                                            ---------     ------------     ------------     ------------
Balances at December 31, 1998                               4,920,340     $ 11,969,007     $    210,019     $   (806,146)
   Issuance of common stock                                   796,782        5,294,713
   Exercise of options                                      1,012,147        4,731,445
   Share issuance charges                                                     (475,832)
   Stock based compensation                                                                   2,475,176
   Shareholder loans                                                                                              48,413
   Comprehensive income
     Net loss
     Foreign currency translation reserve

   Comprehensive income
                                                            ---------     ------------     ------------     ------------
Balances at December 31, 1999                               6,729,269     $ 21,519,333     $  2,685,195     $   (757,733)
   Issuance of common stock (unaudited)                         3,636           35,507
   Exercise of options (unaudited)                             12,667           51,056
   Stock based compensation (unaudited)                                                         776,498
   Comprehensive income (unaudited)
     Net loss (unaudited)
     Foreign currency translation reserve (unaudited)

   Comprehensive income (unaudited)
                                                            ---------     ------------     ------------     ------------
Balance as at March 31, 2000 (unaudited)                    6,745,572     $ 21,605,896     $  3,461,693     $   (757,733)
                                                            =========     ============     ============     ============

                                                                                             Foreign            Total
                                                            Comprehensive   Accumulated      Currency        Shareholders
                                                               Income         Deficit        Translation        Equity
                                                             -----------    ------------     ------------     ------------
Balances at December 31, 1996                                               $ (7,495,565)    $   (111,707)    $ (3,979,074)
   Issuance of common stock                                                                                      4,638,502
   Shares issued through loans to employees                                                                        303,773
   Shareholder loans                                                                                              (303,773)
   Exercise of options                                                                                             108,574
   Issuance of shares in consideration
     for acquisition of Transcard assets                                                                             185,745
   Share issuance costs                                                                                           (379,033)
   Conversion of note to common stock                                                                            1,004,555
   Stock based compensation                                                                                        218,646
   Comprehensive income
      Net loss                                                (3,516,840)      (3,516,840)                      (3,516,840)
      Foreign currency translation reserve                       439,386                          439,386          439,386
                                                            -------------
   Comprehensive income                                     $ (3,077,454)
                                                            =============   ------------     ------------     ------------
Balances at December 31, 1997                                               $(11,012,405)    $    327,679     $ (1,279,539)
   Issuance of common stock                                                                                      1,572,502
   Restructure of par value of shares                                                                                    -
   Exercise of options                                                                                               2,831
   Share issuance costs                                                                                            (70,763)
   Issuance of shares in consideration
     for acquisition of Transcard assets                                                                             471,750
   Stock based compensation                                                                                         (8,627)
   Comprehensive income
     Net loss                                                 (2,384,148)      (2,384,148)                      (2,384,148)
     Foreign currency translation reserve                         85,037                           85,037           85,037
                                                            -------------
   Comprehensive income                                     $ (2,299,111)
                                                            =============   ------------     ------------     ------------
Balances at December 31, 1998                                               $(13,396,553)    $    412,716     $ (1,610,957)
   Issuance of common stock                                                                                      5,294,713
   Exercise of options                                                                                           4,731,445
   Share issuance charges                                                                                         (475,832)
   Stock based compensation                                                                                      2,475,176
   Shareholder loans                                                                                                48,413
   Comprehensive income
     Net loss                                                 (6,210,084)      (6,210,084)                      (6,210,084)
     Foreign currency translation reserve                        (11,643)                         (11,643)         (11,643)
                                                            -------------
   Comprehensive income                                     $ (6,221,727)
                                                            =============   ------------     ------------     ------------
Balances at December 31, 1999                                               $(19,606,637)    $    401,073     $  4,241,231
   Issuance of common stock (unaudited)                                                                             35,507
   Exercise of options (unaudited)                                                                                  51,056
   Stock based compensation (unaudited)                                                                            776,498
   Comprehensive income (unaudited)
     Net loss (unaudited)                                     (1,817,516)      (1,817,516)                      (1,817,516)
     Foreign currency translation reserve (unaudited)           (305,831)                        (305,831)        (305,831)
                                                            -------------
   Comprehensive income (unaudited)                         $ (2,123,347)
                                                            =============   ------------     ------------     ------------
Balance as at March 31, 2000 (unaudited)                                    $(21,424,153)    $     95,242     $  2,980,945
                                                                            ============     ============     ============


                             See accompanying notes

                                  CATUITY INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                            (AMOUNTS IN U.S. DOLLARS)


                                                              YEAR ENDED DECEMBER 31                    THREE MONTHS ENDED
                                                                                                              MARCH 31
                                                                                                             (UNAUDITED)
                                                    -------------------------------------------     ---------------------------
                                                        1997            1998            1999            1999            2000
                                                    -----------     -----------     -----------     -----------     -----------
Cash flows from operating activities:
Net loss                                            $(3,516,840)    $(2,384,148)    $(6,210,084)    $(1,467,101)    $(1,817,516)
Adjustments used to reconcile net loss to net
  cash used in operating activities:
Stock based compensation                                218,646          (8,627)      2,504,224         942,883         776,498
Depreciation and amortization                            55,724          78,425         101,809          22,818          30,943
Amortization of prepaid license fees                         --          72,319              --              --              --
Provision for doubtful accounts                              --              --         157,704              --              --
Provision for obsolete inventory                             --          30,669         104,929              --              --

Changes in assets and liabilities:
Accounts receivable                                    (214,500)        193,015        (576,072)         56,278         180,919
Inventories                                            (119,756)        104,940         (19,523)         (7,727)         18,060
Accounts payable                                        (35,687)        164,585         250,840         (64,942)       (228,694)
Accrued expenses and other liabilities                    7,563          12,881         166,229        (145,377)       (108,566)
Other assets, net                                            --         (13,554)         (4,860)         (3,198)         33,748
                                                    -----------     -----------     -----------     -----------     -----------
Net cash used in operating activities                (3,604,850)     (1,749,495)     (3,524,804)       (666,366)     (1,114,608)
                                                    -----------     -----------     -----------     -----------     -----------

Cash flows from investing activities:
Purchase of property, plant and equipment              (156,540)       (175,951)       (135,622)        (79,636)        (15,475)
Net advances to shareholders                             88,429            (120)             --              --              --
Deposits lodged                                         (14,864)             --              --              --              --
                                                    -----------     -----------     -----------     -----------     -----------
Net cash used in investing activities                   (82,975)       (176,071)       (135,622)        (79,636)        (15,475)
                                                    -----------     -----------     -----------     -----------     -----------

Cash flows from financing activities:
Borrowings from related parties                          47,305              --              --              --              --
Payments on borrowings from related parties             (18,185)             --        (839,981)             --              --
Issuance of common stock, net of expenses             4,291,287       1,504,570       9,521,278       1,812,383          83,308
                                                    -----------     -----------     -----------     -----------     -----------
Net cash provided by financing activities             4,320,407       1,504,570       8,681,297       1,812,383          83,308
                                                    -----------     -----------     -----------     -----------     -----------

Foreign exchange effect on cash                         (88,193)        (23,411)        100,097           6,250        (375,830)
                                                    -----------     -----------     -----------     -----------     -----------
Net increase/(decrease) in cash and cash
  equivalents                                           544,389        (444,407)      5,120,968       1,072,631      (1,422,605)
Cash and cash equivalents, beginning of period           48,807         593,196         148,789         148,789       5,269,757
                                                    -----------     -----------     -----------     -----------     -----------
Cash and cash equivalents, end of period            $   593,196     $   148,789     $ 5,269,757     $ 1,221,420     $ 3,847,152
                                                    ===========     ===========     ===========     ===========     ===========
Supplemental disclosure of cash flow information
      Taxes Paid                                            $--             $--             $--             $--     $    22,570
                                                    ===========     ===========     ===========     ===========     ===========
      Interest paid during the year                 $   252,631     $   178,241     $   156,311     $    48,953     $    24,592
                                                    ===========     ===========     ===========     ===========     ===========
      Common stock issued for purchase of
          Transcard assets                          $   185,750     $   471,750             $--             $--             $--
                                                    ===========     ===========     ===========     ===========     ===========
      Conversion of notes to common
           stock                                    $ 1,018,306             $--             $--             $--             $--
                                                    ===========     ===========     ===========     ===========     ===========


                             See accompanying notes.

                                  CATUITY INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (INFORMATION FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1999
                AND 2000 IS UNAUDITED. AMOUNTS IN U.S. DOLLARS.)


        NOTE 1. DESCRIPTION OF BUSINESS

        Catuity Inc. (the "Company" or "Catuity") is a Delaware Corporation incorporated in 1999. The Company listed on the Australian Stock Exchange ("ASX") on November 23, 1999. In November 1999, under court approved Schemes of Arrangement, Catuity acquired all the shares on issue in Chip Application Technologies Limited ("CAT"), a company which had been listed on the ASX since July 1997 (Refer Note 7). Catuity is the parent company of the group and will continue the business activities of CAT. The Company designs, develops, operates and markets multi-program systems that provide loyalty and incentive marketing solutions for retail shops and the Internet. These solutions aim to increase customer retention, increase the customer base and reduce costs for merchants in the rapidly converging physical and virtual worlds. Catuity provides full program services and network system software that directly connects the seller and the buyer across all purchasing channels, irrespective of payment method. The Company's operations had been predominantly located in Australia but will now be expanded into North America.

        NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF PRESENTATION
        The consolidated financial statements are presented in US dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Australia ("Australian GAAP").

        PRINCIPLES OF CONSOLIDATION
        The accompanying financial statements include the consolidation of accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

        INTERIM FINANCIAL INFORMATION
        The interim financial information as of March 31, 2000 and for the three months ended March 31, 2000 and 1999 is unaudited but has been prepared on the same basis as the audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of its financial position at such date and its results of operations and cash flows for those periods. Operating results for the three months ended March 31, 2000 are not necessarily indicative of results that may be expected for future periods.

        USE OF ESTIMATES
        The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated financial statement and the reported amount of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

        CASH AND CASH EQUIVALENTS
        For the purposes of the consolidated statements of cash flows, the Company considers all cash and highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                                  CATUITY INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (INFORMATION FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1999
                AND 2000 IS UNAUDITED. AMOUNTS IN U.S. DOLLARS.)


        NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        INVENTORIES
        Inventories comprising of validators, keypads and cards are stated at the lower of cost (first in first out method) or market value (net realizable value) (Refer Note 4).

        PROPERTY, PLANT AND EQUIPMENT
        Property, plant and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the shorter of the estimated useful lives of the respective assets (which ranges from three to seven years) or the applicable lease term. Maintenance and repairs are expensed as incurred and improvements are capitalized. Depreciation expense was $30,943 and $22,818 for the three month periods ended March 31, 2000 and 1999, respectively. Depreciation expense was $100,703, $75,368 and $52,634 and years ended December 31, 1999, 1998, and 1997 respectively. Amortization expense was $Nil for the three month periods ended March 31, 2000 and 1999, respectively. Amortization expense was $1,106, $3,057, and $3,090 for the three years ended December 31, 1999, 1998, and 1997 respectively.

        FOREIGN CURRENCY TRANSLATION
        The accounts of the Company are translated in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". The Company's management has elected to present these consolidated financial statements in U.S. dollars. The financial statements of the Company and its subsidiaries are translated from their functional currency into the reporting currency, the U.S. dollar, utilizing the current rate method. Accordingly the assets and liabilities are translated at the exchange rates in effect at the end of the reporting period.

           The rates used to translate assets and liabilities were:

                    MARCH 31          DECEMBER 31          DECEMBER 31
                        2000                 1999                 1998
                    $ 0.6066          $    0.6571          $    0.6126

        Revenues and expenses are translated at the average exchange rate during the year. The rates used to translate revenues and expenses were:

        THREE MONTH     THREE MONTH     YEAR ENDED     YEAR ENDED     YEAR ENDED
        PERIOD ENDED    PERIOD ENDED    DECEMBER 31    DECEMBER 31    DECEMBER 31
         MARCH 31        MARCH 31          1999           1998           1997
           2000            1999
          $0.6303         $0.6344         $0.6455        $0.6290        $0.7430


        All cumulative translation gains and losses from the translation into the Company's reporting currency are included as a separate component of stockholders' equity in the consolidated balance sheets.

        Currency transaction gains and losses are recognized in current operations and have not been significant to the Company's operation results in any period.

                                  CATUITY INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (INFORMATION FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1999
                AND 2000 IS UNAUDITED. AMOUNTS IN U.S. DOLLARS.)


        NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        INCOME TAXES
        The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires the use of the liability method in accounting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

        REVENUE RECOGNITION
        The Company licenses software under non-cancelable license agreements. Product License fee revenues are generally recognized when a non-cancelable license agreement has been signed, the software product has been shipped, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable, and collection is considered probable. When the Company enters into a license agreement with a customer requiring significant customization of the software products, the Company recognizes revenue related to the license agreement using contract accounting.

        Product service revenue consists of revenue from transaction processing services and software maintenance support. Revenue from transaction processing services is recognized at the time the service is utilized by the customer. Revenue from maintenance agreements are recognized ratably over the maintenance period.

        Grant revenue consists of research and development grants. Revenue is recorded using contract accounting when the underlying performance objective has been attained or services have been provided.

        The Company adopted Statement of Position 97-2, "Software Revenue Recognition," (SOP 97-2) and Statement of Position 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition," (SOP 98-4) as of January 1, 1998. SOP 97-2 and SOP 98-4 provide guidance for recognizing revenue on software transactions and supersede Statement of Position 91-1, "Software Revenue Recognition" (SOP 91-1). The adoption of SOP 97-2 and SOP 98-4 did not have a material impact on the Company's financial results.

                                  CATUITY INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (INFORMATION FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1999
                AND 2000 IS UNAUDITED. AMOUNTS IN U.S. DOLLARS.)


        NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        NET LOSS PER SHARE
        The Company adopted Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS No. 128") and Staff Accounting Bulletin No. 98 ("SAB 98") during the year ended December 31, 1997. SFAS 128 replaced the calculation of primary and fully diluted net loss per share with basic and diluted loss per share. Under SFAS No. 128, basic net income per share excludes dilutive common stock equivalents and is calculated by dividing net loss by the weighted average number of shares outstanding. Diluted net loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding and dilutive common stock equivalents outstanding during the period. Common equivalent shares from stock options are excluded from the calculation of diluted net loss per share as their effect is anti dilutive. SAB 98 applied to pre IPO issuances of shares and potential common equivalent shares that are considered to be nominal issuances. SAB 98 requires nominal issuances of shares and common equivalent shares to be included in diluted net loss per share for all years presented even if the impact is antidilutive.

        STOCK-BASED COMPENSATION
        The Company accounts for stock-based awards to employees under the intrinsic value method in accordance with Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123").

        COMPREHENSIVE INCOME
        Effective January 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income," ("SFAS No. 130") which establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's consolidated financial position, shareholders equity, results of operation or cash flows. SFAS No. 130 requires foreign currency translation adjustments, which prior to adoption were reported separately in shareholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130. Comprehensive income was $(2,123,347) and $(1,421,288) for the month periods ended March 31, 2000 and 1999, respectively.

        FAIR VALUE OF FINANCIAL INSTRUMENTS
        The Company's financial instruments consist of cash, cash equivalents, accounts receivable, accounts payable and loans from a related party. The carrying values of cash, cash equivalents and accounts payable approximate fair value due to their short-term nature. The fair value of the related party loan is estimated on current rates available for similar debt with similar maturity and collateral. The related party loan has a carrying value that is not significantly different than its estimated fair value.

                                  CATUITY INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (INFORMATION FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1999
                AND 2000 IS UNAUDITED. AMOUNTS IN U.S. DOLLARS.)


        NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        CONCENTRATIONS OF RISK
        Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company maintains its cash with Australian financial institutions. The Company conducts business with the Australian Government and with companies throughout Australia and the United States of America. The Company performs ongoing credit evaluations of its corporate customers and generally does not require collateral. As the Company derives its revenue from a limited number of customers, they are exposed to credit risk if the customers are unable to pay.

        For the three month period ended March 31, 2000 two customers accounted for 82% ($137,052) and 10% ($16,533) of net revenue. For the three month period ended March 31, 1999 two customers accounted for 53% ($94,545) and 31% ($55,726) of net revenue. For the year ended December 31, 1999, three customers accounted for 26% ($314,757), 16% ($190,222) and 47%
        ($572,521) of net revenue. In 1998, two customers accounted for 58% ($410,756) and 19% ($132,090) of net revenue. In 1997, three customers accounted for 66% ($581,769), 14% ($127,053) and 11% ($96,246) of net
        revenue.

        SEGMENT REPORTING
        Effective January 1, 1998 the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 superseded SFAS Statement No. 14, Financial Reporting for Segments of a Business Enterprise. The adoption of SFAS No. 131 did not affect results of operations, financial position or disclosures of the company.

        STOCK SPLIT
        At November 22, 1999, the Company completed a one-for-ten reverse stock split of the outstanding shares of issued capital. All share information and per share amounts in the accompanying consolidated financial statements has been retroactively adjusted to reflect the effect of this stock split.

                                  CATUITY INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (INFORMATION FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1999
                AND 2000 IS UNAUDITED. AMOUNTS IN U.S. DOLLARS.)


        NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        NEW ACCOUNTING PRONOUNCEMENTS
        In December 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-9 "Modification of SOP 97-2" ("SOP 98-9"), which amends certain provisions of Statement of Position 97-2 "Software Revenue Recognition with Respect to Certain Transactions" ("SOP 97-2") and extends the deferral of the application of certain passages of SOP 97-2 provided by Statement of Position 98-4 ("Deferral of Effective Date of SOP 97-2") until the beginning of the Company's fiscal year 2000. The Company does not expect the adoption of this standard to have a material effect on its consolidated operating results or financial position.

        In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). SAB 101 provides guidance on the recognition, presentation and disclosure or revenue in financial statements. All registrants are expected to apply the accounting and disclosures described in SAB 101. The Company is currently evaluating SAB 101 and has not completed its assessment of the impact of adoption. Any change in the Company's revenue recognition policy resulting from SAB 101 will be reported as a change in accounting principal in the quarter ending June 30, 2000.

        NOTE 3. NON RECURRING CHARGES

        In the three month period ended March 31, 2000 the Company incurred non recurring charges of $166,618 relating to accounting and legal fees associated with the SEC filing process.

        The Company incurred non recurring charges of $81,357 for the three month period ended March 31, 1999 and $1,294,636 for the year ended December 31, 1999. These costs relate to the scheme of arrangement the Company undertook to relocate its corporate structure from Australia to the United States of America. These costs include legal, consulting and stamp duty fees.

        In early 1997 the company acquired the operation of Transcard Australia Pty Ltd (Transcard) the company's partner in the pilot of its multi-program software product, for a fixed price of $743,000. The acquisition was settled in cash and shares in the company. This acquisition was part of the company's rationalization of its Transcard pilot.

        In late 1997 following a change in the company's strategy the company recorded charges of $364,813 relating to the write down of inventory associated with the Transcard pilot and $483,772 in relation to the goodwill costs incurred and the write-down of its investment in Transcard.

                                  CATUITY INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (INFORMATION FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1999
                AND 2000 IS UNAUDITED. AMOUNTS IN U.S. DOLLARS.)


        NOTE 4.INVENTORIES

        Inventories consist of:

                                              DECEMBER 31              MARCH 31
                                      -------------------------       ---------
                                         1998            1999            2000
                                      ---------       ---------       ---------
Finished goods                        $ 215,478       $ 235,001       $ 216,941
Provision for obsolete inventory        (64,291)       (169,220)       (156,217)
                                      ---------       ---------       ---------
                                      $ 151,187       $  65,781       $  60,724
                                      =========       =========       =========


        NOTE 5.PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consists of:

                                           DECEMBER 31               MARCH 31
                                    -------------------------       ---------
                                       1998            1999            2000
                                    ---------       ---------       ---------
Computer equipment                  $ 235,759       $ 346,666       $ 339,943
Buildings and improvements              7,261          63,485          58,642
Office furniture and equipment         50,413          60,566          87,608
                                    ---------       ---------       ---------
                                    $ 293,433       $ 470,717       $ 486,193
Less accumulated depreciation
and amortization                     (122,543)       (228,679)       (240,889)
                                    ---------       ---------       ---------
                                    $ 170,890       $ 242,038       $ 245,304
                                    =========       =========       =========


        NOTE 6. COMMITMENTS AND CONTINGENCIES

        LEASE COMMITMENTS - The Company has commitments under non-cancellable operating leases in relation to office equipment expiring June 28, 2000 and an office lease expiring December 14, 2003. Minimum future annual lease payments under these leases as of December 31, 1999 are as follows:

                                   2000        $103,497
                                   2001          85,347
                                   2002          89,412
                                   2003          93,883
                                               --------
                                               $372,139
                                               ========


        Total rent expense on all operating and office leases was $20,607, $30,502 for the three month periods ended March 31, 2000 and 1999, respectively. Total rent expense on all operating and office leases was $121,701, $126,605 and $142,422 for the years ended December 31, 1999,
        1998 and 1997 respectively.

                                  CATUITY INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (INFORMATION FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1999
                AND 2000 IS UNAUDITED. AMOUNTS IN U.S. DOLLARS.)

        NOTE 6.COMMITMENTS AND CONTINGENCIES (CONTINUED)

        Under the terms of a Grant Agreement with the Commonwealth of Australia, the Company must meet certain obligations with regard to the development and commercialisation of the Multi Card Acceptance Device. In the event that these obligations are not met the Company may be required to repay all or part of the grant monies received. The Directors do not believe that any liability will materialise. Management believe they have complied with and will continue to comply with the terms of the Grant Agreements. The maximum potential liability at December 31, 1999 was $222,042 and $131,898 at March 31, 2000.

        NOTE 7.STOCKHOLDERS' EQUITY

        LIMITED RECOURSE LOANS
        The Company has provided limited recourse loans to a director (March
        31, 2000: $547,350, December 31, 1999: $593,043 and December 31, 1998:
        $598,826) and related companies (March 31, 2000: $62,935,December 31, 1999: $68,168 and December 31, 1998: $63,551) for the purpose of purchasing shares in the Company. The loans have been offset against issued capital. The loans will only be repaid from the proceeds of dividends paid by the Company and from the proceeds from the sale of the shares. The Company's recourse for repayment of the loan is limited to after-tax dividends and sale proceeds from the shares. As a result, the recoverability of the loan is dependent upon the value of the shares. The loans do not have a specified repayment date. The loans provided are interest-free. Consequently, the loans have been treated as variable option and variable accounting has been adopted. The Company has recorded an expense related to these loans based on the movement in the share price of common stock from the date of the loan to the respective reporting date. This expense was $756,644 and $942,883 for the three month periods ending March 31, 2000 and 1999, respectively. This expense was $2,459,523 and $31,713 for the years ended December 31, 1999 and 1997, respectively. The Company has recorded a credit of $26,847 for the year ended December 31, 1998, related to these loans.

        ESCROW SHARES
        As a prerequisite to the Company's initial public offering in July 1997 the Australian Stock Exchange requested the Company restrict the trading of 293,848 common stock and 1,174,822 options held by existing shareholders for a period of two years from the date of the initial public offering. In addition through negotiations with the underwriter 374,739 shares of common stock were voluntarily placed into escrow until July 2000.

        DIVIDEND POLICY
        The Company has not declared or paid cash dividends on its common stock.

        EMPLOYEE STOCK OPTIONS
        The Company grants certain employees with stock options at an exercise price as determined by the Board of Directors at the time of issuance. Options vesting schedules are determined by the Board of Directors at the time of issuance. Stock options issued prior to December 31, 1998 generally vested immediately on the date of grant. Options issued subsequent to December 31, 1998 vested at the end of a specified period of time, which is linked to the employees' continuing employment, generally being from one to three years. Employees must exercise the options within three months of terminating their employment with the Company or the options lapse. The Company records an expense based upon the difference between the exercise price and the issue price of the Company's shares at the date of the option grant. The Company has recorded an expense relating to these grants of $19,854 and $0 for the three month periods ended March 31, 2000 and 1999, respectively. The Company has recorded an expense relating to these grants of $15,653, $16,543, and $0 for the years ended December 31, 1999, 1998 and 1997, respectively. The number of unissued common stock subject to options issued to employees was 655,102 at December 31, 1999 and was 964,102 at March 31, 2000.

        OPTIONS ISSUED TO THIRD PARTIES
        The Company granted options to purchase 512,353 number of common stock to third parties and outside directors at an exercise price ranging from $2.23 to $5.57 per share during the period January 1, 1997 to December 31, 1999. These options were issued for consideration to encourage investors to invest in the Company in the future. These options were issued at the same terms and conditions as other options issued to employees. The Company valued these options using the Black-Scholes option pricing model. Expense relating to these options amounted to nil for the three months ended March 31, 2000 and 1999.
        Expense relating to these options amounted to $0, $1,677, and $186,933 for the three years ended December 31, 1999, 1998, and 1997 respectively. The expense, in respect of the options, was charged to the profit and loss in the year they were granted as they vested immediately. There were 166,521 and 159,854 of options issued to third parties outstanding at December 31, 1999 and March 31, 2000 respectively.

        Had compensation costs for these plans been determined consistent with SFAS No. 123, "Accounting for Stock Based Compensation," the Company's net loss and net loss per share would have been reported as follows:


                                          YEAR ENDED DECEMBER 31                           THREE MONTHS ENDED
                                                                                                 MARCH 31
                        -------------------------------------------------------     -----------------------------------
                              1997                1998                1999                1999                2000
                        ---------------     ---------------     ---------------     ---------------     ---------------
Net Loss as Reported    $    (3,516,840)    $    (2,384,148)    $    (6,210,084)    $    (1,467,104)    $    (1,817,516)
                        ===============     ===============     ===============     ===============     ===============
Pro Forma               $    (3,529,991)    $    (2,436,292)    $    (6,865,434)    $    (1,467,104)    $    (2,100,805)
                        ===============     ===============     ===============     ===============     ===============
Pro Forma basic
earnings per share      $         (1.15)    $         (0.54)    $         (1.16)    $         (0.28)    $         (0.31)
                        ===============     ===============     ===============     ===============     ===============
Pro Forma diluted
earnings per share      $         (1.06)    $         (0.54)    $         (1.16)    $         (0.28)    $         (0.31)
                        ===============     ===============     ===============     ===============     ===============

                                  CATUITY INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (INFORMATION FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1999
                AND 2000 IS UNAUDITED. AMOUNTS IN U.S. DOLLARS.)

        NOTE 7.STOCKHOLDERS' EQUITY (CONTINUED)

        Because the SFAS No. 123 method of valuation has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation costs may not be representative of amounts to be expected in future years.

        For disclosure purposes, the fair value of stock based compensation was computed using the Black-Scholes option pricing model with the following weighted average assumptions used for 1997, 1998, 1999 and 2000 grants:

                                      DECEMBER 31                 MARCH 31
                           ----------------------------------     --------
                             1997         1998         1999         2000
                           --------     --------     --------     --------
Risk Free Interest Rate        5.80%        4.65%        5.96%        5.96%
Expected Dividend Yield          --           --           --           --
Expected Lives (years)         2.45         3.38         3.04         3.02
Expected Volatility           0.683        0.749        0.796        0.796


        Activity in the Plans is as follows:

                                                        WEIGHTED
                                       NUMBER OF         AVERAGE
                                         SHARE          EXERCISE
                                        OPTIONS         PER SHARE
                                      ----------       ----------
Outstanding at December 31, 1996         836,280       $     5.61

Granted                                  597,318             5.37
Cancelled/lapsed                          (3,101)            2.92
Exercised                                (33,999)            3.08
                                      ----------       ----------
Outstanding at December 31, 1997       1,396,498             5.57

Granted                                  125,500             3.59
Cancelled/lapsed                         (33,000)            1.89
Exercised                                 (1,500)            1.89
                                      ----------       ----------
Outstanding at December 31, 1998       1,487,498             5.49

Granted                                  352,254             7.00
Cancelled/lapsed                          (5,982)            4.76
Exercised                             (1,012,147)            5.64
                                      ----------       ----------
Outstanding at December 31, 1999         821,623       $     5.96
                                      ==========       ==========

Granted (unaudited)                      315,000            10.97
Cancelled/lapsed (unaudited)                  --               --
Exercised (unaudited)                    (12,667)            4.03
                                      ----------       ----------
Outstanding at March 31, 2000
(unaudited)                            1,123,956       $     7.39
                                      ==========       ==========

                                  CATUITY INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (INFORMATION FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1999
                AND 2000 IS UNAUDITED. AMOUNTS IN U.S. DOLLARS.)

        NOTE 7. STOCKHOLDERS' EQUITY (CONTINUED)

        The weighted average fair value of options granted during the three month period ended March 31, 2000 and years ended 31 December 1999, 1998 and 1997 are $4.21, $3.19, $1.07, and $0.33 respectively.

        The following is additional information relating to options outstanding as of December 31, 1999:

                                        OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
           ------------------   -------------------------------------    -------------------------
                                                          WEIGHTED
                                              WEIGHTED     AVERAGE                      WEIGHTED
                                               AVERAGE   CONTRACTUAL                    AVERAGE
            EXERCISE PRICE        NUMBER OF    EXERCISE      LIFE          NUMBER OF    EXERCISE
                RANGE              SHARES       PRICE      (YEARS)          SHARES       PRICE
           ------------------   -------------------------------------    -------------------------
           $1.95-$2.20                64,000      $2.05         1.38           56,500       $2.06
           $3.15-$4.35                39,668      $3.94         2.09           39,668       $3.94
           $4.90-$6.50               517,955      $5.35         1.28          415,703       $5.12
           $6.55-$8.00               150,000      $7.34         1.83           50,000       $6.57
           $10.00-$11.00              50,000     $10.51          4.5           50,000      $10.51

        The following is additional information relating to options outstanding as of March 31, 2000 (unaudited):

                                        OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
           ------------------   -------------------------------------    -------------------------
                                                          WEIGHTED
                                              WEIGHTED     AVERAGE                      WEIGHTED
                                               AVERAGE   CONTRACTUAL                    AVERAGE
            EXERCISE PRICE        NUMBER OF    EXERCISE      LIFE          NUMBER OF    EXERCISE
                RANGE              SHARES       PRICE      (YEARS)          SHARES       PRICE
           ------------------   -------------------------------------    -------------------------
           $1.80-$2.20                60,000      $1.90         1.05           54,500       $1.73
           $2.90-$4.35                39,668      $3.64         1.84           39,668       $3.64
           $4.50-$6.00               509,288      $4.85         1.04          411,786       $4.74
           $6.05-$7.30               150,000      $6.77         1.58           50,000       $6.07
           $9.40-$10.00               50,000      $9.71         4.25           50,000       $9.71
           $10.25-$11.00             315,000     $10.55         8.75           87,000      $10.55


        PREFERENCE STOCK

        The Company's Certificate of Incorporation authorizes 10 million shares of preferred stock, with a par value of $0.001 per share, none of which is issued or outstanding. The Board of Directors has the authority to issue the preferred stock in one or more series and to fix rights, preferences, privileges and restrictions, including dividends, and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders.

                                  CATUITY INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (INFORMATION FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1999
                AND 2000 IS UNAUDITED. AMOUNTS IN U.S. DOLLARS.)

        NOTE 7. STOCKHOLDERS' EQUITY (CONTINUED)

        OPTION AGREEMENT

        In May 1999, the Company entered into an Agreement with Heath Group Australasia Pty Limited ("HGA") (formerly Heath Fielding Australia Pty Limited) and Industrial Superannuation Administrative Services Limited ("ISAS") whereby HGA and ISAS agreed to grant the Company an option to buy-back 332,588 shares at $5.50 per share any time up to July 18, 2000 ("Option Agreement"). The buy-back option was contingent upon the Company immediately repaying $839,981 of the outstanding loan amount of $1,593,549.

        Under the Option Agreement, the balance of the loan is to be repaid pro rata to the percentage of shares purchased. The Company can buy-back shares in a maximum of three tranches, subject to making payments on the loan. Interest will continue to be payable on any outstanding balance of the loan at a rate of 12 percent. At the end of the option exercise period, any balance of the loan remaining outstanding will be subject to the terms and conditions of the original Loan Agreement which provides for:

               i) the repayment of the loan when, in the opinion of the Directors, the Company has sufficient surplus funds available; and

               ii) a Deed of Charge giving HGA a fixed and floating charge over the assets of the Company.

        As part of the Option Agreement, HFA and ISAS exercised 263,233 options expiring on June 30, 1999, and sold these shares, together with 220,921 shares previously held at 30 June, 1999.

        SCHEMES OF ARRANGEMENT

        In September 1999 the Company sought approval from The Supreme Court of New South Wales to hold a stockholder and optionholder meeting to consider and approve Schemes of Arrangement to restructure the Company. Under the Schemes, stockholders and optionholders would exchange their securities and entitlements in a newly formed Delaware registered Company (NovaTec Inc.) which would seek listing on the ASX. As part of the Scheme the Company completed a one-for-ten reverse share and option split. The Schemes were approved at Court ordered meetings of stockholders and optionholders held on November 3, 1999 and implemented on November 22, 1999 when trading in CAT shares ceased and commenced the trading in Catuity Inc. (formerly NovaTec Inc.) shares on November 23, 1999. Implementation of the Schemes has resulted in Catuity becoming the parent company of the group acquiring all CAT shares on issue and issuing an equivalent number of shares in Catuity. Options were treated in the same way and optionholders received an equivalent number of options with the same terms and conditions, in Catuity.

        LOSS OF PAR VALUE
        Due to changes in Australia's corporate tax law, effective July 1, 1998, companies in Australia no longer have par values. Consequently, $1,279,258 previously included in "Additional Paid In Capital" and relating to share premiums was transferred to "Issued Capital" on July 1, 1998.

                                  CATUITY INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (INFORMATION FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1999
                AND 2000 IS UNAUDITED. AMOUNTS IN U.S. DOLLARS.)

        NOTE 8. EARNINGS PER SHARE

        The following table sets forth the computation of basic and diluted earnings per share (in dollars, except share and per share data):


                                                YEAR ENDED                              THREE MONTHS ENDED
                                                DECEMBER 31                                 MARCH 31
                             -----------------------------------------------       -----------------------------
                                 1997              1998              1999              1999              2000
Net loss                     $(3,516,840)      $(2,384,148)      $(6,210,084)      $(1,467,104)      $(1,817,516)
                             ===========       ===========       ===========       ===========       ===========

Weighted average shares        3,065,840         4,473,257         5,913,613         5,182,171         6,737,497
Effect of dilutive
  securities:
Employee stock options           276,998                --                --                --                --
                             -----------       -----------       -----------       -----------       -----------

Dilutive potential
  common shares                3,342,838         4,473,257         5,913,613         5,182,171         6,737,497
                             -----------       -----------       -----------       -----------       -----------

Net loss per share           $     (1.15)      $     (0.53)      $     (1.05)      $     (0.28)      $     (0.27)
                             ===========       ===========       ===========       ===========       ===========

Net loss per share -
  assuming dilution          $     (1.05)      $     (0.53)      $     (1.05)      $     (0.28)      $     (0.27)
                             ===========       ===========       ===========       ===========       ===========


        NOTE 9. SEGMENT INFORMATION

        The Company operates in the computer technology industry. Its major operations are based in Australia. In June 1999, the company established operations in the United States of America (USA). In 2000, 1999, 1998 and 1997 all of the Company's revenues relate to the Australian operations. In 1999 revenues included $314,757 (26%) of export sales to the USA. None of these export sales were made in the first quarter of 1999. In 1998, revenues included export sales of $56,610 (8% of total sales) to New Zealand. No export sales were made in 1997 or the three months ended March 31, 2000.

        For the three months ended March 31 2000, $342,584 of the operating loss of $1,852,238 was attributable to the operations in the USA. In 1999, $462,044 of the operating loss of $6,169,404 was attributable to the operations in the USA. None of these expenses were made in the first quarter of 1999. The costs relating to the operations in the USA represent direct costs of executives and consultants and their related costs and does not include costs incurred by non resident personnel in the USA. In 1998, $343,726 of the operating loss of $2,207,758 was attributable to operations in Asia. The Australian operations accounted for 100 percent of the operating loss in 1997.

        All major assets of the Company were held in Australia during 1997, 1998, 1999, and at March 31, 2000.

                                  CATUITY INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (INFORMATION FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1999 AND 2000
                    IS UNAUDITED. AMOUNTS IN U.S. DOLLARS.)


        NOTE 10.    INCOME TAXES

        There has been no provision for income taxes for any period as the Company has incurred operating losses. The provision for income tax on operating loss is reconciled to the reported provision for income tax as follows:


                                                 YEAR ENDED DECEMBER 31
                                    -----------------------------------------------
                                        1997              1998              1999
                                    -----------       -----------       -----------
Net loss at statutory tax rate      $(1,266,062)      $  (858,293)      $(2,235,630)
Stock compensation                       78,713            (3,106)          891,063
Scheme of Arrangement                   174,156                --           466,069
R&D grant 25% deduction                 (97,002)          (56,805)          (84,678)
Grant revenue                                --          (147,872)         (206,108)
Over provision of losses                     --           313,813                --
Effect of change in corporate tax
   rate on losses and FITB not
   recognized                                --                --           336,699


Non deductible branch costs                  --           101,907                --
Other                                     1,507                44               409
Valuation Allowance                   1,108,688           650,312           832,176
                                    -----------       -----------       -----------
Provision for Income Tax                     --                --                --
                                    ===========       ===========       ===========

        The statutory tax rate was 36% for the years 1997, 1998 and 1999. The statutory tax rate will change to 34% effective July 1, 2000.

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:


                                       YEAR ENDED DECEMBER 31
                                   -----------------------------
                                       1998              1999
                                   -----------       -----------
Deferred tax assets:
Net operating loss
  carry-forwards                   $ 4,452,486       $ 5,235,117
Provisions                              93,933           143,478
                                   -----------       -----------
Total deferred tax assets            4,546,419         5,378,595
                                   -----------       -----------
Valuation allowance                 (4,546,419)       (5,378,595)
                                   -----------       -----------
Total net deferred tax assets              $--               $--
                                   ===========       ===========

                                  CATUITY INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (INFORMATION FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1999
                AND 2000 IS UNAUDITED. AMOUNTS IN U.S. DOLLARS.)

        NOTE 10. INCOME TAXES (CONTINUED)

        Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance

        As of December 31, 1999, the Company had operating loss carry-forwards of $5,235,117. There can be no assurance that the Company will realize the benefit of the net operating loss carry-forwards.

        The valuation allowance increased by $832,176 and $650,312 in 1999 and 1998, respectively. Management has determined, based on the Company's history of prior operating losses and its expectations for the future, that a full valuation allowance for deferred tax assets should be provided.

        Utilization of the net operating loss may be subject to an annual limitation due to the ownership change limitations in accordance with Division 165 and Division 166 of the Australian Income Tax Assessment Act 1997. The limitation may result in the expiration of net operating losses before utilization.

        NOTE 11. PENSION PLANS

        On behalf of its employees, the Company contributes to a defined contribution plan on the basis of varying percentages of employees' salaries. The Company is only obliged to make contributions while the members remain employees of the Company. The Company contributed $19,711, $14,697, $85,421, $92,235, and $76,915 for the three months ended March 31, 2000 and 1999 and years ended December 31, 1999, 1998 and 1997 respectively.

        NOTE 12. RESTRICTED CASH

        The Company is the Trustee of a bank account related to the use of its Transcard multi-program software product. When consumers using the system transfer funds to their cards, the funds are deposited into this trust account. The funds are debited from the account electronically and paid to merchants when transaction information relating to cardholder usage is downloaded from merchants through a central host processing system. The Company is not entitled to the funds other than in specified circumstances whereas cards are inactive or expired. Consequently, an amount corresponding to the trust account balance is recorded as a current liability. The trust account had an ending balance of $145,566, $157,685 and $72,164 as of March 31, 2000, December 31, 1999 and 1998
        respectively.

        In addition, the Company had restricted cash of $19,011, $20,369 and $0 as of the March 31, 2000, December 31, 1999 and 1998, respectively, related to an amount held as security for an operating lease.

        NOTE 13. SUBSEQUENT EVENTS

        There have been no significant events since March 31, 2000.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                       Additions
                                      Balance at       Charged to                        Balance at
                                     Beginning of       Costs and                          End of
Description (in thousands)              Period          Expenses        Deductions(1)      Period
--------------------------           ------------      ----------       -------------    ----------
Year ended December 31, 1999
  Allowance for doubtful debts           $ 0               $158              $0              $158
  Provision for obsolete inventory       $64               $105              $0              $169
Year ended December 31, 1998
  Allowance for doubtful debts           $ 0               $  0              $0              $  0
  Provision for obsolete inventory       $33               $ 31              $0              $ 64
Year ended December 31, 1997
  Allowance for doubtful debts           $ 0               $  0              $0              $  0
  Provision for obsolete inventory       $33               $  0              $0              $ 33


---------
(1)     Write-offs of uncollectible amounts, net of recoveries.

                                 EXHIBIT INDEX

    EXHIBIT
      NO.                      DESCRIPTION
    -------                    -----------

      2.1++ Implementation Agreement between Chip Application Technologies Limited and NovaTec Inc.

      2.1++ Implementation Agreement between Chip Application Technologies Limited and NovaTec Inc.

      3.1++   Certificate of Registration of Card Technologies Australia Limited

      3.2++ Certificate of Registration on Change of Name from Card Technologies Australia Limited to Chip Application Technologies Limited

      3.3++   Certificate of Incorporation of NovaTec Inc.

      3.4++ Certificate of Amendment to the Certificate of Incorporation of NovaTec Inc.

      3.5++   Bylaws of NovaTec Inc.

     10.1++ Put and Call Option Deed of A.S. Dawson in Respect of Shares of Chip Application Technologies Limited

     10.2++   Share Option Deed of A.S. Dawson in Respect of Shares of NovaTec
              Inc.

     10.3++   Employment Agreement of Michael V. Howe

     10.4++   Executive Services Agreement of David L. Machattie Smith

     10.5++   Deed of Employment of Benjamin Garton

     10.6++ Employment Contract of Justin Wescombe and Employment Contract Amendment

     10.7++   Deed of Employment of John Weihen

     10.8++   Services Agreement of Jonathan Adams

     10.9++   Services Agreement of Carl H. Fisher

     10.10    Employment agreement of John H. Lowry III

     10.11++ Lease for premises located at 68-72 Wentworth Avenue Surry Hills, New South Wales, Australia

     10.12++ Lease for premises located at 2711 East Jefferson Avenue, Detroit, Michigan

     10.13++* Research and Development Start Grant for Chip Application
              Technologies Limited

     10.14++ Smart Loyalty Technical Work Group Agreement between Visa U.S.A. and Chip Application Technologies Limited

     10.15++ Partner Program Loyalty Services Agreement between Visa International Service Association and Chip Application Technologies Limited

     10.16++* Software Remarketing Agreement between IBM and Chip Application
              Technologies Limited

     10.17++* Marketing Support Plan between IBM and Chip Application
              Technologies Limited

     10.18++ Operation Reseller Agreement between Catuity Inc. and Data Pro Accounting Software, Inc.

     10.19++ Sun Microsystems Computer Company and Chip Application Technologies Limited Joint Marketing Agreement

     10.20++ Cooperative Agreement between Chip Application Technologies Limited and Global Transaction Company

     10.21++ Technology Partnership Agreement between Chip Application Technologies Limited and Gemplus Technologies Asia Pte Ltd.

     10.22++ Memorandum of Understanding between De La Rue Cartes et Systemes and Chip Application Technologies Limited

     10.23++ Loan Repayment and Option Agreement among Chip Application Technologies Limited, Health Group Australia Pty Limited and Industrial Superannuation Administration Services Limited

     10.24++  Form of Indemnification Agreement

     10.25++ Form of Stock Option Plan and Form of Stock Option Agreement under Plan

     27.1++   Financial Data Schedule

     *  Confidential treatment requested.

     ++ Previously filed.